

12-31-09
AR/S

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 12, 2010

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2009 AND 2008

	2009 $	2008 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,082,298	2,251,997
Marketable securities	41,760	28,820
Amounts receivable	6,468	6,364
Amounts receivable from related parties [Note 11[c]]	1,213	5,483
Prepaid expenses and deposits	13,207	29,570
	1,144,946	2,322,234
EQUIPMENT [Note 4]	42,242	57,140
MINERAL PROPERTIES [Note 5]	15,483,742	15,111,487
	16,670,930	17,490,861
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	66,597	144,995
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 10]	2,329,763	2,222,527
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 7]	(175,240)	(188,180)
DEFICIT	(18,272,590)	(17,410,881)
	16,604,333	17,345,866
	16,670,930	17,490,861

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 12)
Subsequent Events (Note 17)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director — *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009 $	2008 $
ADMINISTRATIVE EXPENSES		
Administration and management fees [Note 11[a]]	270,784	645,786
Amortization	19,662	21,021
Bank charges	2,993	4,899
Foreign exchange (gain) loss	7,028	137,589
Investor relations	17,556	52,170
Office and miscellaneous	182,275	314,159
Other exploration expense [Note 5[d]]	95,596	221,081
Professional fees [Note 11[b][c]]	225,272	298,112
Stock-based compensation	107,236	101,424
Transfer agent and regulatory	19,029	21,751
Travel, promotion and mining shows	38,428	84,678
Net operating loss before other items	(985,859)	(1,902,670)
OTHER ITEMS		
Gain on write-off of accounts payable [Note 11[d]]	95,855	–
Impairment of mineral properties	–	(4,336,584)
Interest income	28,295	116,450
	124,150	(4,220,134)
NET LOSS FOR THE YEAR	(861,709)	(6,122,804)
DEFICIT - BEGINNING OF YEAR	(17,410,881)	(11,288,077)
DEFICIT - END OF YEAR	(18,272,590)	(17,410,881)
Net Loss Per Share – Basic and Diluted	(0.01)	(0.08)
Weighted Average Shares Outstanding	77,109,815	77,109,815

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009 $	2008 $
Net loss	(861,709)	(6,122,804)
Unrealized gain (loss) on available-for-sale investments	12,940	(197,612)
Comprehensive loss	(848,769)	(6,320,416)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009 $	2008 $
OPERATING ACTIVITIES		
Net loss for the year	(861,709)	(6,122,804)
Less items not affecting cash		
Amortization	19,662	21,021
Impairment of mineral properties	–	4,336,584
Stock-based compensation	107,236	101,424
Gain on write-off of accounts payable	(95,855)	–
Change in non-cash components of working capital		
Amounts receivable from related parties	4,270	(1,794)
Amounts receivable	(104)	211,896
Prepaid expenses and deposits	16,363	(1,210)
Accounts payable and accrued liabilities	17,457	(1,100,493)
NET CASH USED BY OPERATING ACTIVITIES	(792,680)	(2,555,376)
INVESTING ACTIVITIES		
Acquisition of and expenditures on mineral properties	(372,255)	(3,197,753)
Acquisition of equipment (net of disposals)	(4,764)	(11,057)
NET CASH USED BY INVESTING ACTIVITIES	(377,019)	(3,208,810)
DECREASE IN CASH	(1,169,699)	(5,764,186)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,251,997	8,016,183
CASH AND CASH EQUIVALENTS – END OF YEAR	1,082,298	2,251,997
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at December 31, 2009, the Company has working capital of $1,078,349 but has incurred significant losses since inception totalling $18,272,590. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policy

EIC-173, *Credit risk and fair value of financial assets and financial liabilities*

In January 2009, the CICA issued EIC-173, *Credit risk and fair value of financial assets and financial liabilities*, which clarifies that own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial instruments including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. The adoption of this new standard did not have any significant impact on the consolidated financial statements.

EIC-174, *Mining Exploration Costs*

In March 2009, the CICA issued EIC-174, which provides guidance on the accounting and the impairment review of exploration costs. This Abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new standard did not have any significant impact on the Company's consolidated financial statements.

Section 3862, *Financial Instruments-Disclosures*

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862"), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Recent Accounting Pronouncements

Section 1582, *Business Combinations*

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581, Business Combinations. This section establishes the standards for the accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company is currently assessing the future impact of this new standard on its financial statements.

Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-controlling interests*

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

Sections 1601 and 1602 must be implemented concurrently with Section 1582, *Business Combinations*, discussed above. Both Sections are applicable for fiscal years beginning on or after January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. Section 1602 is to be applied retrospectively, with certain exceptions. These sections have no impact on these consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after January 1, 2011. The effective date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended December 31, 2010. The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copaquire Mining Inc., Copa Holdings Inc., Tabaco Mining Inc., Tabco Holdings Inc., Verna Explorations Ltd., and Verna Holdings Ltd. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at December 31, 2009. As at December 31, 2009 the fair market value of the securities held was $41,760 (2008 - $28,820).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2009, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable and accrued liabilities. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. Note 6 describes the risks associated with the Company's financial instruments.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 8. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the years ended December 31, 2009 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and have no effect on previously reported results.

4. EQUIPMENT

	Cost $	Accumulated Amortization $	2009 Net Book Value $	2008 Net Book Value $
Automotive	31,870	29,404	2,466	4,086
Field equipment	23,826	13,135	10,691	15,229
Furniture and office equipment	97,659	68,574	29,085	37,825
	153,355	111,113	42,242	57,140

5. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Total
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	16,250,319
Acquisition and staking	1,083,741	30,822	31,011	40,980	1,186,554
Exploration					
Drilling	321,737	–	129,474	585,818	1,037,029
Field costs	396,092	58,389	42,940	342,755	840,175
Project management	64,301	407	21,388	1,499	87,595
Other	8,000	10,502	23,970	3,929	46,400
Exploration and related costs 2008	1,873,870	100,120	248,783	974,979	3,197,753
Impairment of mineral property costs	–	–	(4,336,584)	–	(4,336,584)
	–	–	(4,336,584)	–	(4,336,584)
Balance December 31, 2008	10,428,518	649,039	–	4,033,929	15,111,487
Acquisition and staking	45,402	36,944	–	73,801	156,147
Exploration					
Field costs	12,463	–	–	955	13,418
Project management	201,260	–	–	976	202,236
Other	–	454	–	–	454
Exploration and related costs 2009	259,125	37,398	–	75,732	372,255
Balance December 31, 2009	10,687,643	686,437	–	4,109,662	15,483,742

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company fulfilled its commitment under the agreement during 2008 and owns 100% (1,473 hectares) of the claims, subject to a 2% Net Smelter Royalty (NSR) for total costs of US$2,100,000 in cash and a US$2,000,000 in work commitments.

During 2009, the Company staked additional 2,100 hectares exploration claims located 8 kms west of its Copaquire claims.

As at December 31, 2009, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company owns 100% of fourteen exploitation claims covering 3,170 hectares. During fiscal 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

[c] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 5,758 hectares in Region III, Chile.

5. MINERAL PROPERTIES (continued)

[d] Other properties

During the year ended December 31, 2009, the Company incurred a total of $95,596 (2008 - $221,081) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,009 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

During the year ended December 31, 2009, the Company charged related maintenance costs of $22,663 (2008 - $54,700) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,028 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

During the year ended December 31, 2009, the Company charged related maintenance costs of $45,401 (2008 - $107,873) to other exploration expense.

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 871 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

During the year ended December 31, 2009, the Company charged related maintenance costs of $6,616 (2008 - $31,704) to other exploration expense.

[iv] Tabaco, Chile

During fiscal 2008, the Company terminated an option agreement entered into during fiscal 2002 to purchase the Tabaco Prospect claims. Previously capitalized costs in the amount of $4,336,584 related to the Prospect were impaired and charged to operations. The Company, however, continues to hold 100% interest in its remaining Tabaco claims (300 hectares) and maintains its Tabaco mining properties in good standing. Further in fiscal 2008, the Company staked two exploitation (400 hectares) concessions which are 100% owned by the Company.

During the year ended December 31, 2009, the Company charged related maintenance costs of $12,510 (2008 - $Nil) to other exploration expense.

[v] Other Exploration, Chile

During the year ended December 31, 2009, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $8,406 (2008 - $26,804) to operations.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2007, 2008 and 2009	77,109,815	32,722,400

During 2008 and 2009, no additional shares were issued by the Company.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2007	$ 9,432
Other comprehensive loss	(197,612)
Balance as at December 31, 2008	(188,180)
Other comprehensive income	12,940
Balance as at December 31, 2009	$ (175,240)

8. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than ten years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the award date, unless otherwise determined by the Board or required by the relevant regulatory authorities. Options granted to persons engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(350,000)	0.57
Expired	(1,200,000)	0.60
Outstanding, December 31, 2008	6,850,000	0.50
Expired	(2,500,000)	0.43
Re-priced	4,350,000	0.10
Granted	1,700,000	0.10
Outstanding, December 31, 2009	6,050,000	0.10

8. STOCK OPTIONS (continued)

[a] Stock options granted

During the year ended December 31, 2009 the Company granted options to directors and officers to purchase up to 1,700,000 (2008 - 2,550,000) shares of the Company at $0.10 (2008 - $0.25) per share. The fair value of the stock-based compensation recognized during the period ended December 31, 2009 attributed to the stock option grant was $42,829 (2008 - $101,424) as determined using the Black Scholes Option Pricing model with the following weighted average assumptions.

	2009	2008
Expected volatility	101%	67%
Expected life of options (in years)	5yrs	2.9 yrs
Risk free interest rate	2.54%	2.61%
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year was $0.03 (2008 - $0.04).

As at December 31, 2009, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of Options	Weighted verage Remaining Contractual Life (years)	Weighted Average Exercise Price $
0.10	700,000	0.33	
0.10	1,200,000	0.72	
0.10	2,450,000	1.71	
0.10	1,700,000	4.43	
0.10	6,050,000	2.12	0.10

Stock options outstanding as at December 31, 2009 expire between May 2, 2010 and June 4, 2014.

[b] Modification of stock options

In 2009, the Company modified the terms of stock options granted in prior years by decreasing the exercise price. Additional stock-based compensation expense of $64,407 (2008 - $Nil) was recognized as a result of this re-pricing.

Number of Options	Expiry Date	Initial Exercise Price $	New Exercise Price $
700,000	May 5, 2010	0.70	0.10
1,200,000	September 20, 2010	0.65	0.10
2,450,000	September 15, 2011	0.25	0.10
4,350,000			

9. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2007	21,312,501	0.73
Expired	(870,000)	1.00
Balance, December 31, 2008	20,442,501	0.72
Expired	(20,442,501)	0.72
Balance, December 31, 2009	-	-

As at December 31, 2009, there are no share purchase warrants outstanding.

10. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2007	2,121,103
Fair value of stock options granted and vested	101,424
Balance, December 31, 2008	2,222,527
Fair value of stock options granted and vested	42,829
Fair value of stock options re-priced	64,407
Balance, December 31, 2009	2,329,763

11. RELATED PARTY TRANSACTIONS/BALANCES

During the year ended December 31, 2009 and 2008, the Company incurred in the following related party transactions:

[a] The Company incurred administration, management and consulting fees from directors or companies controlled by directors of $228,370 (2008- $369,178).

[b] The Company incurred accounting expenses from officers or companies controlled by officers of $108,000 (2008 - $108,000).

[c] The Company paid legal fees of $1,213 (2008 - $1,794) on behalf of companies with a common director. The total amount due from these companies is $1,213 (2008 - $5,483).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

[d] During the year ended December 31, 2009 the Company wrote off an amount owing to a former director for $95,855.

12. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next two years are as follows:

Year	Commitment $
2010	35,328

13. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

14. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 30.00% (2008: 31.00%):

	2009	2008
Expected income tax benefit computed at statutory rates	$ 255,162	$ 1,898,069
Effect of:		
Non-deductible stock based compensation	(32,171)	(31,441)
Miscellaneous	–	(1,386,994)
Change in enacted rates	(661,336)	(126,029)
Other	(25,655)	(33,605)
Valuation allowance	464,000	(320,000)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $5,502,000 available to offset future taxable income, expiring from 2010 to 2029. As well, the Company has $1,242,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2010	$ 517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
2029	629,000
	$ 5,502,000

14. INCOME TAXES (continued)

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2009 and 2008 are presented below:

	2009	2008
Combined statutory tax rate	25.00%	30.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,686,000	$ 1,785,000
Capital loss carry forwards	19,000	23,000
Marketable securities	22,000	28,000
Property and equipment	17,000	18,000
Resource pools	1,458,000	1,750,000
Share issuance costs	63,000	125,000
Valuation allowance	(3,265,000)	(3,729,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at December 31, 2009, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or raise cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

16. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at December 31, 2009, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable and accrued liabilities The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable from related parties as loans and receivables and its accounts payable and accrued liabilities as other financial liabilities.

Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's balance sheet as of December 31, 2009 as follows:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets For Identical Instruments (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $	Balance as of December 31, 2009 $
Assets:				
Cash and cash equivalents	1,082,298	–	–	1,082,298
Marketable Securities	41,760	–	–	41,760
Total assets measured at fair value	1,124,058	–	–	1,124,058

The Company believes that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

16. FINANCIAL INSTRUMENTS AND RISK (continued)

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At December 31, 2009, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 0.75%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

17. SUBSEQUENT EVENTS

On January 6, 2010, the Company engaged a third party to provide investor relation services to the Company for a monthly fee of $8,500 and granted stock options to purchase up to 400,000 common shares at $0.13 per share expiring January 6, 2011.

On February 22, 2010, the Company announced, subject to TSX Venture Exchange approval, it will raise $1,400,000 by way of a non-brokered private placement of seven million units at a price of $0.20 per unit. Each unit will consist of one common share and one-half of a warrant. One whole warrant entitles the holder to purchase one additional share at $0.30 per share for one year from the closing date of the private placement. The warrants are subject to an acceleration clause which is triggered when the Company's shares trade at $0.40 or more for ten consecutive trading days. Upon the occurrence of such event, the Company reserves the right, at its discretion, to demand exercise of the warrants within a specified period of time, barring which the warrants will expire. The Company may pay finder's fees in accordance with the policies of the TSX Venture Exchange in connection with the private placement.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2009; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the year ended December 31, 2009 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.
The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.
The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, silver, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of December 31, 2009, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 107 mineral claims totaling 24,909 hectares. These claims make up seven properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to four other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, and Hornitos, but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot. After a property visit in February 2009, the Company reprocessed all recently acquired geophysical ground magnetic intensity data (348 line km) using new analytical methods and highlighted several new strong magnetic anomalies untested in the Palo Negro – Hornitos area.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is a 100% owned advance staged exploration project of 1473 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2008 exploration programs including geological, geochemical, geophysical surveys and 29,541 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

On June 23, 2009 the Company announced an updated and revised resource estimate. The resource estimate upgrade included all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

The table below presents the estimate of the updated resource of the Copaquire deposit using a 0.03% Mo cut-off, of 184.6 million tonnes of Indicated resources at 0.05% Mo and an additional 114.8 million tonnes of Inferred resources at 0.051% Mo.

Table 0-1: Mineral Resource Statement for Copaquire Deposit using 0.03% Mo Cut-off (Videla, 2009)

Resource Category	Tonnage (Mt)	Mo (%)	Cu (%)	Re (g/t)
Indicated	185	0.050	0.089	0.098
Inferred	114	0.051	0.096	0.075

The updated NI 43-101 standards resource report was authored by Mr. Eduardo Videla, Consulting Geologist, M.Sc. a member of MAusIMM and independent Qualified Persons under JORC and NI 43-101 and has been filed on SEDAR. For more details of the mineralization see NI 43-101 report on the Company's website at www.internationalpbx.com.

On September 8, 2009, the Company staked 2,100 hectares of news claims (Huatacondo claims) 20 miles west of its Copaquire claims. With the staking of the Huatacondo claims the Company secured the necessary area for tailings in preparation of future mining operations.

On November 2, 2009, the Company announced the results of a Preliminary Assessment Study (PA) on its Copaquire Copper-Molybdenum-Rhenium Project in Chile produced by AMEC International (Chile) S.A. The PA is a conceptual study for a standalone mining scenario for the Copaquire copper molybdenum deposit which is one of several scenarios the Company is studying for the development of the Copaquire project. For the purposes of the PA, AMEC constrained the existing resource estimate (Videla, 2009) within a conceptual pit, and restricted the metals of interest to copper and molybdenum.

AMEC developed an order of magnitude study report to analyze the economic viability of Copaquire project. AMEC reports that the resources at Copaquire will be mined by open pit methods and has developed an ultimate pit and an order of magnitude level production plan to process mill feed. AMEC is confident that the mine results can be improved with additional studies to be developed during the next stages of project evaluation.

The PA has focused only on the Cerro Moly area which is a stockwork molybdenum deposit that has formed within a pre-existing larger Sulfato copper porphyry system. The Cerro Moly area comprises of only 15% of the surface area of the entire surrounding Sulfato copper mineralized zone. The Company now plans to continue to develop the larger remaining Sulfato copper zone which previous drilling has indicated contains higher grade copper. The PA's sensitivity analysis shows that additional higher grade copper will contribute significantly to the economics.

Also rhenium content may be a valuable bi- or co-product thereby increasing project revenues. The Company is re-assaying all drill samples which were not previously assayed for rhenium and the results will be added to future updated resource estimates and economics.

The Company is also looking at new technologies to provide more efficient, economical and environmentally friendly methods for copper, molybdenum and rhenium processing. Hydrometallurgical processes may allow the Company to process lower grade material and produce a more refined and higher quality end product on site and thereby significantly increase revenues. The Company strongly believes that due to the global depletion of higher grade copper deposits mining companies must utilize new technology to convert surface deposits into brand new copper resources.

During the year ended December 31, 2009, the Company spent $259,125 on the Copaquire project.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,758 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the year ended December 31, 2009, the Company spent $75,736 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the year ended December 31, 2009, the Company spent $37,398 on the project.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Total Revenues	-	-	-
Loss Before Discontinued Operations	(861,709)	(6,122,804)	(2,071,544)
Loss Per Share	(0.01)	(0.08)	(0.03)
Total Net Loss	(861,709)	(6,122,804)	(2,071,544)
Total Net Loss Per Share	(0.01)	(0.08)	(0.03)
Total Assets	16,670,930	17,490,861	24,810,346
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2009, the Company had a positive working capital of $1,078,349 with current assets of $1,144,946 and current liabilities of $66,597.

On April 23, 2010, the Company closed a private placement raising $1,515,500 with two tranches and issued 7,577,500 Units (7,577,500 common shares and 3,788,750 warrants). The private placement was oversubscribed by $115,500. Each Unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.30 per share for a period of one year subject to an acceleration event, which shortens the period to 30 days after the Company's stock has traded ten consecutive days at $0.40 or higher. The proceeds will be used for general working capital purposes and to carry out Phase II infill drill program on the Sulfato South mineralized copper zone of the Copaquire copper project located in Chile.

Balance of funds on hand as of April 23, 2010: CAD$1,540,000.

The Company's operations during the year ended December 31, 2009, produced a net loss of $861,709 or $0.01 per share compared to a net loss of $6,122,804 or $0.08 per share for 2008.
The decrease of $5,261,095 in net loss to the previous year's comparative period is mainly attributed to:

1. No mineral properties impairment loss during 2009 compared to $4,336,584 impairment losses from 2008.

2. Administration expense and management fees of $270,784 (2008 – $645,786) represent a $375,002 decrease from 2008. The Company downsized its Chilean and Canadian staff due to having finished its drill programs and reacting to the global economic downturn.

3. Investor relations expenses of $17,556 (2008 – $52,170) represent a $34,614 decrease from 2008. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during fiscal 2008.

4. Office expenses of $182,275 (2008 – $314,159) break down as follows:

	2009	2008
Office & misc.	96,415	233,838
Rent	63,635	57,811
Telephone	5,762	6,230
Insurance	16,463	16,280
Total	182,275	314,159

5. Total professional fees of $225,272 (2008 - $298,112) represent a $72,840 decrease from 2008, resulting from lesser auditing fees and reduced legal counsel fees than in the comparative period.

6. Other operating expenses of $95,596 (2008 – $221,081) represent a $125,485 decrease from 2008 related to the Company maintaining four properties in good standing, namely the Tabaco, Hornitos, Palo Negro, and Zulema; management decided to not actively pursue these claims at the present time and allowed for the Naranjos claims to lapse since management considered these claims economically not viable to the Company.

7. Travel and promotion expense of $38,428 (2008 - $84,678) represent a $46,250 decrease from 2008, due to less travel and promoting activities.

8. Gain on a write off an amount of $95,855 owing to a former director (2008 - $Nil).

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending December 31, 2009:

	2009	2009	2009	2009	2008	2008	2008	2008
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(168,369)	(177,303)	(194,409)	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)
Loss Per Share	(0.002)	(0.002)	(0.002)	(0.004)	(0.00)	(0.01)	(0.06)	(0.01)
Total Net Loss	(168,369)	(177,303)	(194,409)	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)
Total Net Loss Per Share	(0.002)	(0.002)	(0.002)	(0.004)	(0.00)	(0.01)	(0.06)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at December 31, 2009, the Company had a positive working capital of $1,078,349 with current assets of $1,144,946 and current liabilities of $66,597.
Balance of funds on hand as of April 26, 2010: CAD$1,540,000.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2009, transactions and balances with related parties are as follows:

	2009	**2008**
Administration fees paid to companies controlled by directors	228,370	369,178
Accounting fees paid to a company controlled by an officer	108,000	108,000
Legal fees on behalf of companies related by a common director	1,213	1,794
Write off an amount owing to a former director	(95,855)	-

INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

During January 2010, the Company entered into an investor relations agreement with Ed Baer for a four month period ending April 30, 2010, for monthly fees of $8,500 and 400,000 incentive stock options exercisable at $0.13.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its interim Financial Statements for the year ended December 31, 2009 and 2008, as well as in the audited Financial Statements for the year ended December 31, 2009 and 2008, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at April 23, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	84,687,315		
Common shares issuable on exercise:			
Stock options	1,700,000	$0.10	June 4, 2014
Stock options	1,200,000	$0.10	September 20, 2010
Stock options	700,000	$0.10	May 2,2010
Stock options	2,450,000	$0.10	September 15, 2011
Stock options	400,000	$0.13	January 6, 2011
Stock options	800,000	$0.22	April 16, 2011
Total options	**7,250,000**		
Common shares issuable on exercise:			
Warrants	2,580,000	$0.30	April 14, 2011
Warrants	1,208,750	$0.30	April 24, 2011

On April 20, 2009, 900,000 stock options exercisable at $0.75 expired. On August 25, 2009, 1,100,000 stock options exercisable at $0.50 expired. On September 13, 2009, 500,000 stock options exercisable at $0.60 expired.
The Company held its Annual General Meeting at September 25, 2009; during which the disinterested shareholders approved of all remaining stock options held by insiders of the Company to be re-priced at $0.10 per share.
During 2009, 20,442,501 warrants expired as follows: On March 28, 2009, 3,885,000 warrants expired. On April 3, 13,500,000 warrants expired. On April 18, 2009, 1,141,000 warrants expired, and on May 2, 2009, all remaining 1,916,501 warrants expired. As at December 31, 2009, there were no warrants outstanding.

On February 22, 2010, the Company announced a private placement of 7,000,000 units at $0.20 per unit. Each unit is comprised of one common share and one half of a share purchase warrant. Each full warrant entitles the holder to purchase one common share at $0.30 per share. The warrants expire twelve months after closing the private placement or 30 days after the company's notice to warrant holders in case that company's stock trades ten consecutive days at $0.40 or higher ("Acceleration Event").

On April 13, 2010, the Company closed its first tranche of the private placement issuing 5,160,000 shares and 2,580,000 warrants expiring April 13, 2011. On April 23, 2010, the Company closed its second tranche of the private placement issuing 2,417,500 shares and 1,208,750 warrants expiring April 24, 2011.

FOURTH QUARTER

During the fourth quarter ended December 31, 2009, the Company incurred a net loss of $168,369 (2008 - $259,644).

On December 17, 2009 PBX filed on SEDAR the report "Preliminary Assessment on the Copaquire Project, Region I, Chile Technical Report NI 43-101" completed by AMEC International (Chile) S.A ("AMEC").

The Preliminary Assessment ("PA") report which focused only on the Cerro Moly zone defined a resource of 203.5 million pounds Mo and 364 million pounds Cu in the indicated resource category and 129 million pounds Mo and 242.3 million pounds Cu in the inferred resource category.

The PA provides preliminary mine plans for an optimized selected option which included mining and metallurgical plant designs, capital costs, operating costs and financial evaluation at a scoping level.

The resources at Copaquire will be mined by open-pit and AMEC has developed an ultimate pit and selected a scoping level production plan to process 36,000 tonnes of mill feed per day. The PA suggests a mine capable of producing approximately 785.4 million lbs of copper and 166.4 million lbs of molybdenum over a 24-year mine life at an operating cost of $7.15 US$/t.

The capital cost of the project is estimated to be US$ 774.4 million including a 20% contingency of US$ 129.0 million.

To demonstrate reasonable prospect of economic extraction, AMEC optimized a pit shell based on long-term forecast prices of US$12.65/lb for Mo and US$ 2.30/lb for Cu, process cost of US$4.48/t, refining cost of US$1.14/lb for Mo and mining cost of US$1.83/t.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 ('adoption date') with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

The Company identified and reviewed the following the four main areas where changes may have a material impact on its financial accounting: a) Stock-based compensation expense, b) Business Combinations, c) Accounting for mining assets and impairment, and d) Cumulative foreign currency translation differences.

Results of a review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company are as follows,

a) Share-based Payment: As a first-time adopter, the Company may elect to not apply IFRS 2 retrospectively to equity instruments that were granted on or before November 7, 2002 and is also not required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 that vested before date of transition to IFRS (January 1, 2010). The Company concluded that no material change is to be expected of stock-based expenses under IFRS.

b) Business Combinations: IFRS 1 allows an exemption to first-time adopter from retrospective application in case of business combinations that occurred before the date of transition to IFRS. In other words, under IFRS 1 an entity may elect to use previous GAAP accounting relating to such business combination. The Company concluded that no material change is to be expected of its previous business combination accounting under IFRS.

c) Accounting for mining assets and impairment: IFRS 6 applies to the Company's mining assets. The Company's current accounting policy of "full cost" method is permitted. IFRS 6 requires the Company to assess its mining assets for impairment when facts and circumstances suggest that the carrying amount exceeds its recoverable amount. Only then is an impairment test required to be performed in accordance with IAS 36. The Company concluded that no significant changes are expected to the accounting of the Company's mining assets.

d) Accounting for cumulative translation differences: A first-time adopter is exempted from the transfer of cumulative translation differences that existed on the date of transition to IFRS. If it uses this exemption, the cumulative translation difference for all foreign operations would be deemed to be zero at the date of transition to IFRS, and the gain or loss on subsequent disposal of any foreign operation should exclude translation differences that arose before the date of transition to IFRS but should include all subsequent translation differences. The Company concluded that any cumulative translation difference that exists on January 1, 2010 will be eliminated and retained earnings will be adjusted by the same amount.

The adoption date of January 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal controls over financial reporting during the Company's year ended December 31, 2009 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended December 31, 2009. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its current drill program to further develop the Sulfato South copper zone within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next three quarters.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	George Sookochoff, CEO & President	Gary Medford
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		

On Behalf of the Board,
George Sookochoff, CEO & President

April 29, 2010

PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX CONTINUES TO INTERSECT WIDE INTERVALS OF HYPOGENE COPPER MINERALIZATION AT COPAQUIRE PROPERTY, CHILE

June 15, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to provide the following update on the Sulfato South drill program at its Copaquire project in Chile. The Company has now received assay results for CQ-100, CQ-101, CQ-102 and CQ-103.

As previously announced the original objective of the current drill program was to define a near surface zone of higher grade copper mineralization that could provide a "starter pit" for the mine plan proposed in a recent Preliminary Assessment (PA) by AMEC Engineering at the adjoining Cerro Moly copper – molybdenum deposit. Based on the results of CQ-100 a decision was made to expand the Sulfato South drill program to systematically drill test the hypogene mineralization below the known supergene enrichment zone. All drill holes completed to date have encountered significant intervals of copper mineralization.

As the drilling is now located in the transition zone between the higher molybdenum grade Cerro Moly zone and the higher grade copper Sulfato copper zone, and as the PA has shown that copper and molybdenum both contribute to the economic value of the project, the company feels it is important to now include Copper Equivalent values in the drill results.

Table 1: Assay Results

Drill Hole	from (m)	to (m)	meters	feet	%Cu	%Mo	%CuEq
CQ-101	4.0	46.0	42.0	137.8	0.39	0.02	0.49
including	12.0	34.0	22.0	72.2	0.55	0.02	0.65
CQ-102	28.0	285.4	257.4	844.3	0.31	0.04	0.51
including	28.0	150.0	122.0	400.2	0.46	0.04	0.66
including	28.0	94.0	66.0	216.5	0.62	0.03	0.77
including	28.0	76.0	48.0	157.4	0.71	0.03	0.86
CQ-103	12.0	414.0	402.0	1,318.6	0.23	0.04	0.43
including	18.5	52.0	33.5	109.9	0.70	0.06	1.00
and	236.0	272.0	36.0	118.1	0.22	0.11	0.77
Previously Announced							
CQ-100	43.4	311.0	267.6	877.7	0.57	0.02	0.67
including	43.4	183.0	139.6	457.9	0.82	0.02	0.92
including	117.0	131.0	14.0	45.9	2.00	0.04	2.20

Copper equivalent (CuEq%) = Cu% + 5 x Mo%
Copper Equivalent is based on US metal prices of: copper - $ 2.00/lb; Molybdenum - $10/lb
Metallurgical recoveries and net smelter returns are assumed to be 100%.

Drill holes CQ-101 and CQ-103 were drilled along section L-200 approximately 85 meters NW of the well mineralized copper zone discovered in hole CQ-100. Drill hole CQ-101 was a vertical hole designed to test the intrusive porphyry away from the contact with meta-sediments to the east. Mineralization was intercepted near surface with 46.0 meters of 0.49 %CuEq including 22.0 meters of 0.65 %CuEq.

Drill hole CQ-103 was drilled at 135 degree azimuth with an inclination of -60 degrees. This hole tested the behavior of the copper mineralization from the intrusive porphyry toward the contact with meta-sediments to the southeast. CQ-103 intercepted both high grade mineralization near surface (from 28.0 meters an intercept of 66.0 meters of 0.77 %CuEq) and continued in mineralization at significant depth (402 meters of 0.43 % CuEq).

Drill hole CQ-102 was drilled along section L-300 approximately 100 meters north of section L-200 and intercepted mineralization from a depth of 28.0m to 285.4m (257m) averaging 0.51 %CuEq. This drill and drill hole CQ-28 (previously completed drill hole along section L-300) were both stopped in strong mineralization. No drill holes have tested the true thickness of the hypogene mineralization along section L-300,

George Sookochoff, President and CEO of PBX commented, "The Sulfato drill program continues to meet our objectives of delineating higher grade copper mineralization near surface as well as successfully testing the hypogene copper mineralization at depth. This drilling continues to extend the boundaries of the Cerro Moly deposit".

For reference all current and historic drill holes are shown in plan and section view on the Company's website http://www.internationalpbx.com/sulfato.pdf

QA/QC

A full QA/QC program, involving insertion of appropriate blanks, standards and duplicates is being employed. All drill holes are sampled on a 2 m continuous basis, with samples split on site and one half being transported by ALS Laboratories to the ALS Laboratories in Antofagasta, Chile for preparation. The samples are then transferred to ALS Laboratories in La Serena for analysis. A second half will be stored at a PBX facility for reference.

The design of the 2010 Copaquire diamond drill program was planned and is being supervised by Senior Geological Consultant Mr. Victor Jaramillo M.Sc.A., P.Geo., the qualified person under National Instrument 43-101. Mr. Victor Jaramillo has reviewed and approved the scientific and technical information contained in this release.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX TO CARRY OUT TITAN 24 DEEP PENETRATION IP SURVEY AT COPAQUIRE

June 4, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce that concurrent with drilling of the Sulfato copper zone, the company has entered into an agreement with Quantec Geoscience to complete a Titan 24 IP Survey of the Copaquire Property in northern Chile. Initial results of the Sulfato drill program (see news release dated May 19, 2010) suggest excellent potential for expanding the size of the currently defined copper and molybdenum resource at the Cerro Moly Zone in the south eastern area of the Copaquire Property. In addition to defining potential extensions at Cerro Moly the survey will also assess several high priority copper and molybdenum targets in the central and west central parts of the Copaquire Property which have not been tested by drilling.

According to Quantec Titan 24 Magnetotellurics (MT) and IP / Resistivity (DCIP) is the leading deep earth imaging technology for delineating ore bodies to depth. Titan 24 measures to depths of 750 meters with IP and can explore beyond 1.5 kilometers with MT data. In mineral exploration (grassroots exploration and brownfields exploration), the system images conductive mineralization, disseminated mineralization, alteration, structure and geology for reliable and cost-effective targeting of drill holes to depth. In a brownfields environment, Titan 24 is effective for both minesite exploration and near mine exploration, and has been used to find new ore both in mines and nearby.

Prior to the current drill program advanced exploration at Copaquire has focused on the molybdenum rich zones within the Cerro Moly Porphyry in the south east area of the property. The current drill program is targeting the Sulfato Copper Zone which is located immediately north of Cerro Moly. The targets in the central and western areas of the Copaquire property that will be covered by the Titan 24 Survey include outcropping copper mineralized intrusive breccias, skarns and molybdenum rich stockwork zones within a second porphyry intrusive complex known as the Marta Porphyry which have never been drill tested.

The Titan 24 Survey is scheduled to commence in mid June. Results will be announced as they become available.

"The recent scoping study on the Cerro Moly copper and molybdenum resource and drill results from the Sulfato copper zone has created significant interest in the mining community," said President & CEO, George Sookochoff. "We believe the proven track record of the Titan 24 Survey technology will demonstrate the tremendous amount of potential asset value remaining to be unlocked throughout the Copaquire property."

QA/QC

The design of the 2010 Copaquire diamond drill program was planned and is being supervised by Senior Geological Consultant Mr. Victor Jaramillo M.Sc.A., P.Geo.,a qualified person under National Instrument 43-101. Mr. Victor Jaramillo has reviewed and approved the scientific and technical information contained in this release.

About PBX

International PBX is a junior exploration company with a strong portfolio of Copper, Molybdenum and Gold projects in Chile, all of which are 100% owned. The company has recently completed a positive preliminary assessment (scoping study) by AMEC Mining and Metals S.A. on its flagship Copaquire Copper Molybdenum project located in Chile's prolific copper porphyry belt.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Drills High Grade Hypogene Copper Mineralization at Copaquire, Chile

April 28, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce that it has received drill results for the first half of drill hole CQ-100 in the Copaquire copper porphyry in Chile.

Of the first 132.8 metres of results received for drill hole CQ-100 it intercepted 89.4 metres with 1.0% copper and 0.02% molybdenum, including 14.0 metres of 2.0% copper and 0.04% molybdenum. This high grade copper mineralized intercept (43.4m-132.8m) includes a secondary (supergene) enriched copper zone (45.2m – 71.0m) characterized by chalcocite.

The high grade copper intercept continues into the hypogene copper zone which is observed to consist mainly of chalcopyrite and pyrite disseminations, quartz veinlets and stringers. The hypogene mineralization (71.0m - 132.8m) returned 61.8 metres of 1.14% copper. This type of mineralization has been observed to continue to 280 metres in drill hole CQ-100 (results pending).

DDH CQ-100	From metres	To metres	Length metres	Length feet	% Copper	% Moly
Total intercept	43.4	132.8	89.4	293.2	1.00	0.02
Supergene zone	45.2	71.0	25.8	84.6	0.70	0.02
Hypogene zone	71.0	132.8	61.8	202.6	1.14	0.02
including	113.0	131.0	18.0	59.0	2.00	0.04
results pending	132.8	360.3 (eoh)	227.5	746.2		

These results exceed expectations and clearly support managements plan to define a high grade starter pit to enhance the economics of the Copaquire mine plan.

Prior to the current drill program no systematic drill testing of the hypogene mineralization has been undertaken at Copaquire. The widths and tenor of the hypogene copper mineralization encountered in DDH CQ-100 and 101 were unexpected and clearly demonstrate that extensive additional drilling is warranted. The hypogene mineralization is similar in nature and geological setting to the recently announced 1.03 Billion tonnes @ 0.5% Cu hypogene sulphide resource* by Teck Resource at its Quebrada Blanca mine located 10km south east of Copaquire.

It light of these recent results management is preparing to undertake a deep penetrating 3D IP survey across the entire Copaquire property. The survey will assist in modeling at depth the underlying geology and mineralization and delineate a potential connection below surface between the Marta and Copaquire porphyries.

The second hole DDH CQ-101 (vertical hole) is completed and was drilled to a depth of 572.20 meters. This hole was drilled to test vertically the copper-moly mineralization approximately 110 meters west of drill hole CQ-100. It is characterized by a zone of copper oxides, followed by a zone of secondary mineralization and subsequently into hypogene mineralization.

Drill hole CQ-102 is now in progress. It lies approximately 130 meters north of drill hole CQ-100, and is being drilled with an azimuth of 130 degrees and an inclination of -60 degrees, similar to the attitude of CQ-100.

QA/QC

A full QA/QC program, involving insertion of appropriate blanks, standards and duplicates is being employed. All drill holes are sampled on a 2 m continuous basis, with samples split on site and one half being transported by ALS Laboratories to the ALS Laboratories in Antofagasta, Chile for preparation. The samples are then transferred to ALS Laboratories in La Serena for analysis. A second half will be stored at a PBX facility for reference.

The design of the 2010 Copaquire diamond drill program was planned and is being supervised by Senior Geological Consultant Mr. Victor Jaramillo M.Sc.A., P.Geo., (Principal of Discover Geological Consultants Inc., with over 25 years experience in mining and exploration) is the qualified person under National Instrument 43-101. Mr. Victor Jaramillo has reviewed and approved the scientific and technical information contained in this release.

About PBX

International PBX is a junior exploration company with a strong portfolio of Copper, Molybdenum and Gold projects in Chile, all of which are 100% owned. The company has recently completed a positive preliminary assessment (scoping study) by AMEC Mining and Metals S.A. on its flagship Copaquire Copper Molybdenum project located in Chile's prolific copper porphyry belt.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

** Compañía Minera Quebrada Blanca S.A.® NI 43-101 TECHNICAL REPORT ON HYPOGENE MINERAL RESOURCE ESTIMATE AT DEC. 31, 2007 QUEBRADA BLANCA REGION I, CHILE*


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Announces Grant of Options

May 26, 2010

International PBX Ventures Ltd. (the "Company" or "PBX") ") today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 500,000 stock options to Mr. Victor Jaramillo M.Sc.A., P.Geo, senior consulting geologist for a 1 year term at an exercise price of $0.23 per common share.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO


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Copaquire
Palo Negro
Sierra Pintada
Tierra de Oro
Santiago
Chile

PBX Announces Grant of Options

April 16, 2010

International PBX Ventures Ltd. (the "Company" or "PBX") ") today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 800,000 stock options to certain consultants and employees for a 1 year term at an exercise price of $0.22 per common share.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Announces Grant of Options

May 26, 2010

International PBX Ventures Ltd. (the "Company" or "PBX") ") today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 500,000 stock options to Mr. Victor Jaramillo M.Sc.A., P.Geo, senior consulting geologist for a 1 year term at an exercise price of $0.23 per common share.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


PBX
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Copaquire
Palo Negro
Sierra Pintada
Tierra de Oro
Santiago
Chile

PBX Announces Grant of Options

April 16, 2010

International PBX Ventures Ltd. (the "Company" or "PBX") ") today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 800,000 stock options to certain consultants and employees for a 1 year term at an exercise price of $0.22 per common share.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

International PBX Ventures Intercepts Copper Mineralization

March 30, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to provide an update on the drilling on its Copaquire copper-molybdenum project in Chile.

Supergene Enrichment Copper Zone

The first drill hole of the 2010 drill program, CQ-100, has encountered a supergene copper enrichment blanket from 43.40 meters to 69.80 meters. This copper enrichment zone is characterized by a **chalcocite (copper sulphide)** bearing matrix that cements strongly silicified breccia fragments of meta-sediments. This zone is composed of multi-phase brecciation with chalcocite replacing chalcopyrite-pyrite in the matrix. The breccia fragments are Meta-sediments that are also cut by multi-phase veinlets and stringers of quartz-pyrite-chalcopyrite-chalcocite. Also in some fracture surfaces chalcocite is observed as thin layers.

Hypogene Zone

From 69.80 meters this drill hole has cut hypogene copper mineralization. The host rocks are silicified meta-sediments with quartz-**chalcopyrite** stockwork type veinlets and disseminated pyrite-chalcopyrite.

Drilling is currently at 170 meters and continues in hypogene copper mineralization.

The first batch of drill samples will be sent to the ALS Chemex Laboratories by weeks end.

George Sookochoff, President and CEO, said that "I'm very excited with how the drill core looks from the Supergene and Hypogene zones of the copper porphyry. The objective of this drill program is to define a higher grade copper zone from the supergene enrichment copper zone which will become the starter pit for the Copaquire mine plan. We are also looking to increase the overall copper tonnage from the Hypogene zone which typically makes up a majority of the volume of the large copper porphyries and subsequently is the most important part."

QA/QC

All drill holes are sampled mostly on a 2 metre continuous basis, with samples split on site and one half being transported by ALS Laboratories to the ALS Laboratories in Antofagasta, Chile for preparation. The samples are then transferred to ALS Laboratories in La Serena for analysis. A second half will be stored at a PBX facility for reference. The ALS Laboratories quality system complies with the requirements of the international standards ISO 9001:2000 and ISO 17025:2005 and operates in all laboratory sites.

All work is being conducted following the procedures and standards outlined under NI 43-101 guidelines. Sample batches sent to the lab include standards, blanks and duplicate samples. A quality assurance and quality control (QA/QC) program is in place. Sample results will be reported as soon as they are received.

The design and management of the diamond drilling and exploration program was planned and is being directed by Senior Geological Consultant Victor Jaramillo, M.Sc.A., P.Geo., (Principal of Discover Geological Consultants Inc, with over 25 years experience) who is the qualified person under National Instrument 43-101. Mr. Victor Jaramillo has also reviewed and approved the scientific and technical information contained in this release.

About PBX

International PBX is a junior exploration company with several Copper, Molybdenum and Gold projects in Chile. The company has recently completed a positive preliminary assessment by AMEC Mining and Metals S.A. on its flagship 100% owned Copaquire Copper Molybdenum project located in Chile's prolific copper porphyry belt.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Drill core photos can be viewed on the company website: www.internationalpbx.com

A recent interview with George Sookochoff, President & CEO by SmartStox can be viewed at: www.smartstox.com/interviews/pbx

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectation implied by these forward looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

Drilling Begins on Sulfato Copper Zone

March 22, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce that the Phase II drill program has now begun on the Sulfato copper zone on its wholly-owned Copaquire copper-molybdenum-rhenium project in northern Chile. The Copaquire property is located in the prolific copper porphyry belt of Chile which contains the highest concentration of copper in the world.

Phase I was recently completed with the resulting Preliminary Assessment Report (PA) prepared by AMEC Mining and Metals S.A. The PA suggests the Copaquire copper molybdenum resource which encompasses only 15% of the entire porphyry will be mined by open pit and AMEC has developed an ultimate pit and selected a scoping level production plan to process 36,000 tonnes of mill feed per day. The mine will be capable of producing approximately 785.4 million lbs of copper and 166.4 million lbs of molybdenum over a 24-year mine life at an operating cost of $7.15 US$/t.

Phase II will now focus on drilling the surrounding copper porphyry area (Sulfato copper zone). 2005-08 drilling in the Sulfato zone included grades up to 1.40% copper. The infill drill program is intended to bring this zone to resource level which will be incorporated into an expanded ultimate pit.

In addition to drilling the Sulfato Copper zone a number of holes will test for the first time the nearby Marta copper moly porphyry system. The Marta porphyry is a second large mineralized copper porphyry body on the Copaquire property. This zone has not been explored previously using modern exploration methods but historic mining at the Marta adit reveals high grade copper-molybdenum veining. Surface rock alteration and mineralization indicate that the Marta may be a porphyry copper-moly system of significant size.

George Sookochoff, President and CEO, said that "With today's copper and molybdenum prices we have shown the resource at Cerro Moly zone capable of supporting a mine for 24 years. I'm very excited that we are now returning to drill the much larger Sulfato copper zones and add even more value to the project".

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

Drilling Begins on Sulfato Copper Zone

March 22, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce that the Phase II drill program has now begun on the Sulfato copper zone on its wholly-owned Copaquire copper-molybdenum-rhenium project in northern Chile. The Copaquire property is located in the prolific copper porphyry belt of Chile which contains the highest concentration of copper in the world.

Phase I was recently completed with the resulting Preliminary Assessment Report (PA) prepared by AMEC Mining and Metals S.A. The PA suggests the Copaquire copper molybdenum resource which encompasses only 15% of the entire porphyry will be mined by open pit and AMEC has developed an ultimate pit and selected a scoping level production plan to process 36,000 tonnes of mill feed per day. The mine will be capable of producing approximately 785.4 million lbs of copper and 166.4 million lbs of molybdenum over a 24-year mine life at an operating cost of $7.15 US$/t.

Phase II will now focus on drilling the surrounding copper porphyry area (Sulfato copper zone). 2005-08 drilling in the Sulfato zone included grades up to 1.40% copper. The infill drill program is intended to bring this zone to resource level which will be incorporated into an expanded ultimate pit.

In addition to drilling the Sulfato Copper zone a number of holes will test for the first time the nearby Marta copper moly porphyry system. The Marta porphyry is a second large mineralized copper porphyry body on the Copaquire property. This zone has not been explored previously using modern exploration methods but historic mining at the Marta adit reveals high grade copper-molybdenum veining. Surface rock alteration and mineralization indicate that the Marta may be a porphyry copper-moly system of significant size.

George Sookochoff, President and CEO, said that "With today's copper and molybdenum prices we have shown the resource at Cerro Moly zone capable of supporting a mine for 24 years. I'm very excited that we are now returning to drill the much larger Sulfato copper zones and add even more value to the project".

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0568
Web: www.internationalpbx.com

NEWS RELEASE

PBX Announces Private Placement

February 22, 2010

VANCOUVER, B.C.– International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) announces that, subject to TSX Venture Exchange approval, it will raise $1,400,000 by way of a non-brokered private placement of seven million units at a price of $0.20 per unit. Each unit will consist of one common share and one-half of a warrant. One whole warrant entitles the holder to purchase one additional share at $0.30 per share for one year from the closing date of the private placement. The warrants are subject to an acceleration clause which is triggered when the Company's shares trade at $0.40 or more for ten consecutive trading days. Upon the occurrence of such event, the Company reserves the right, at its discretion, to demand exercise of the warrants within a specified period of time, barring which the warrants will expire. The Company may pay finder's fees in accordance with the policies of the TSX Venture Exchange in connection with the private placement.

The proceeds of the private placement will be used to carry out a Phase II infill drill program on the Sulfato South mineralized copper zone of the Copaquire copper molybdenum rhenium project located in Chile's copper molybdenum porphyry belt. The Sulfato South zone is located immediately adjacent the Cerro Moly zone for which the Company recently announced a resource update and subsequent positive Preliminary Assessment (see news release Dec. 17, 2009). The drill program is designed to generate additional copper resources which will be included in a future updated Preliminary Assessment. Several drill holes will also test blue-sky copper mineralization in other strategic areas of the Copaquire copper porphyry.
View Map: http://www.internationalpbx.com

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectation implied by these forward looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Prepares Drill Program for its Copaquire Copper Molybdenum Rhenium Project in Chile

January 26, 2010

VANCOUVER, B.C.– International PBX Ventures Ltd. (the "Company" or "PBX") (TSX.V:PBX) is pleased to announce that it is in the advanced planning stage for its upcoming diamond drill program on its wholly-owned Copaquire copper-molybdenum-rhenium project in northern Chile.

The Company is currently accepting bids from drilling companies and making preparations for a camp to accommodate approximately 30 personnel required for the drill program. The planned drill program is expected to consist of 5,000 meters of drilling.

On December 17, 2009 PBX filed a positive Preliminary Assessment (PA) report by AMEC Engineering. The PA focused exclusively on the material contained within the molybdenum rich Cerro Moly zone of the Copaquire property. This area covers approximately 15% of the entire copper porphyry mineralized zone.

The economic model within the PA shows that the overall value of the project is highly sensitive to both copper and molybdenum prices. It also shows that, with only slight increases in copper grades in the early stages of the 24 year projected mine life, the Net Present Value (NPV) can be increased significantly.

Previous drilling in the adjacent Sulfato South copper zone indicates that higher copper grade material is available (Click here to view diagram). As significant drilling has already been completed in the Sulfato South copper zone, PBX will concentrate its efforts only in infill drilling to bring this copper material to resource level. The company expects the results of this drill program to substantially boost the current NPV in follow-up PA's.

George Sookochoff, President and CEO, states that, "With copper prices projected to remain strong and molybdenum making a strong comeback earlier than anticipated, the Copaquire project offers an excellent opportunity to leverage both of these metal prices."

The drill program will also test the extents of the high grade primary copper intercepted in drill hole CQ-98. CQ-98 was the final drill hole of the 2007-08 drill campaign. It was stopped due to mechanical problems but ended in mineralization.

In a recent interview by Wall Street Reporter, George Sookochoff, President and CEO, discusses the highlights of the recent Preliminary Assessment report and the opportunities is presents to investors. The audio interview can be accessed at www.wallstreetreporter.com .

About PBX

International PBX is a junior exploration company with several Copper, Molybdenum and Gold projects in Chile. The company's flagship 100% owned Copaquire Copper Molybdenum project is located in Chile's prolific copper-molybdenum porphyry belt. This copper rich belt hosts some of the largest copper mines and contains the highest concentration of copper in the world.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Acquires Claims West of its Copaquire Copper - Molybdenum - Rhenium Project

January 18, 2010

VANCOUVER, B.C. – International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce that it has acquired an additional 2,100 hectares (21 sq.kms) in the prolific Chilean copper-molybdenum porphyry belt. The Huatacondo claims are located 8kms west of the Company's wholly-owned Copaquire Copper-Molybdenum-Rhenium property.

Both the Huatacondo and Copaquire claims are located in the Quebrada Blanca district of the copper-moly porphyry belt. In some districts of the porphyry belt, there is more than one deposit, thus defining a cluster. The Quebrada Blanca cluster consists of four copper-moly deposits: Teck Resources' Quebrada Blanca, Xstrata/Anglo American's Collahuasi Ujina and Collahuassi Rosario and PBX's Copaquire (*"The Geology of Chile" Published by The Geological Society of London*). The copper-moly deposits in this cluster are distributed transversely (E-W) to the Domeyko fault. The Huatacondo claims are situated in this East-West trend.

George Sookochoff, President and CEO, said that "While the Huatacondo claims are early stage, we believe they represent quality exploration targets at low entry costs in a region known to host numerous copper-moly porphyries."

PBX recently completed a positive independent Preliminary Assessment (PA) on the Copaquire project. The National Instrument 43-101 ("NI 43-101") compliant study completed by AMEC International (Chile) S.A ("AMEC") suggests a mine capable of producing approximately 785.4 million lbs of copper and 166.4 million lbs of molybdenum over a 24-year mine life at an operating cost of $7.15 US$/t.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0568
Web: www.internationalpbx.com

NEWS RELEASE

PBX Announces Investor Relations Agreement

January 6, 2010

VANCOUVER, B.C.– International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) announced today that it has engaged Mr. Ed Bàer of Toronto to provide strategic investor relations consulting services to the company.

Mr. Baer will assist PBX management with the development of effective communications and relationships with investors, analysts and the financial community and media to maximize the level of interest in PBX and achieve a fair valuation of PBX's share price.

Under the four month Engagement Agreement Mr. Baer is to be paid a fee of $8,500 per month and has been granted a stock option agreement to purchase 400,000 shares of the Company at an exercise price of $0.13 per share. The grant of stock options shall vest pursuant to the vesting provisions, and terms and conditions of the Company's stock option plan and the policies of the TSX Venture Exchange.

About PBX

International PBX is a junior exploration company with several Copper, Molybdenum and Gold projects in Chile. The company has recently completed a positive preliminary assessment by AMEC Mining and Metals S.A. on its flagship 100% owned Copaquire Copper Molybdenum project located in Chile's prolific copper porphyry belt. This copper rich belt hosts some of the largest copper mines and contains the highest concentration of copper in the world.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Files 43-101 Preliminary Assessment Report on Its Copaquire Copper-Molybdenum-Rhenium Project in Chile

December 17, 2009

VANCOUVER, B.C.– International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce that it has filed the report "Preliminary Assessment on the Copaquire Project, Region I, Chile Technical Report NI 43-101" completed by AMEC International (Chile) S.A ("AMEC") at SEDAR.com.

The Preliminary Assessment ("PA") report which expands on the company's news release of November 02, 2009 provides preliminary mine plans for an optimized selected option which included mining and metallurgical plant designs, capital costs, operating costs and financial evaluation at a scoping level.

The resources at Copaquire will be mined by open-pit and AMEC has developed an ultimate pit and selected a scoping level production plan to process 36,000 tonnes of mill feed per day. The PA suggests a mine capable of producing approximately 785.4 million lbs of copper and 166.4 million lbs of molybdenum over a 24-year mine life at an operating cost of $7.15 US$/t.

The plant design is a conventional process including primary crushing, SAG/ball mill grinding with pebble crushing and two concentration circuits, copper-molybdenum flotation followed by molybdenum flotation, to produce molybdenum and copper concentrates.

The capital cost of the project is estimated to be US$ 774.4 million including a 20% contingency of US$ 129.0 million.

AMEC re-assessed the previous May 10, 2009 resource estimate by Mr. Eduardo Videla, B.Sc. Geol, MAusIMM using updated metal prices. To demonstrate reasonable prospect of economic extraction, AMEC optimized a pit shell based on long-term forecast prices of US$12.65/lb for Mo and US$ 2.30/lb for Cu, process cost of US$4.48/t, refining cost of US$1.14/lb for Mo and mining cost of US$1.83/t. Although AMEC used different base case assumptions, and constrained the resource estimate using an optimized pit, there are no material differences between the Videla (2009) estimate and AMEC's estimate.

Revised Mineral Resource Statement for Copaquire Deposit using 0.03% MoEq Cut-off

Resource Category	Tonnage (Mt)	Mo (%)	Cu (%)	MoEq (%)
Indicated	229	0.039	0.11	0.069
Inferred	194	0.026	0.15	0.066

The prices used to establish the based case cut-off grade (0.028% MoEq) is US$12.65/lb and for Cu is US$2.30/lb.

AMEC assessed the sensitivity of the resource estimate to cut-off grade.

Sensitivity Analysis of Resources to cut-off grades

Case	Cut-Off MoEq (%)	Category	Tonnage (kt)	Mo (%)	Cu (%)	Re (ppm)	MoEq (%)
20%	0.023	Indicated	310,051	0.035	0.101	0.089	0.063
		Inferred	291,979	0.025	0.127	0.055	0.059
10%	0.026	Indicated	269,507	0.037	0.106	0.097	0.066
		Inferred	243,305	0.025	0.134	0.059	0.062
Base Case	**0.028**	**Indicated**	**229,474**	**0.039**	**0.111**	**0.104**	**0.069**
		Inferred	**193,888**	**0.026**	**0.146**	**0.063**	**0.066**
-10%	0.032	Indicated	181,374	0.042	0.118	0.116	0.074
		Inferred	141,595	0.027	0.162	0.065	0.071
-20%	0.036	Indicated	141,848	0.045	0.126	0.125	0.079
		Inferred	105,675	0.028	0.179	0.068	0.077

Molybdenum equivalent (MoEq) grades are calculated using the following formula:
MoEq (%) = Mo(%) + 1.35*(Cu (%)*2.3 / (Mo(%)*12.65-1.14)) The formula assumes a selling cost of US$1.14/lb for Mo and metallurgical recoveries of 84% for Cu and 62% for Mo.

Although Rhenium was not considered in the pit optimization AMEC suggests that project economics will be improved if rhenium (Re) can be shown to be extracted as a saleable product and included in future resource estimates.

The metal prices used for the financial analysis base case are US $2.00 per pound copper and US $11.50 per pound molybdenum. At the base case prices the resulting cumulative net cash flow value is $69.1 million. To demonstrate the price sensitivity the study further provides other case scenarios based on copper/molybdenum prices as presented below:

Financial Analysis Summary (Million$US)

Price (US$/lb)	Cu = 2.0 Mo= 11.5 Base case	Cu = 2.0 Mo= 14	Cu 2.8 Mo = 15.5	Cu= 3.0 Mo = 20.0
CNCF	69.1	396.4	1,081.4	1,788
NPV @ 5%	-256.5	-117.2	200.7	505.2
NPV @ 8%	-306.4	-201.7	39.7	267.7

Note: See cautionary notes regarding Preliminary Assessment and forward-looking information at end of news release.

While the base case economics ($2.0/lb Cu & $11.50/lb Mo) produces a positive Cumulative Net Cash Flow (CNCF) of US$69.1 million, the significant economic value of this deposit is clearly demonstrated when using $2.80/lb Cu & $15.5/lb Mo commodity market prices, which generates a CNCF of US $1.08 Billion.

AMEC's assessment indicates that the deposit is potentially mineable and recommends various ways to continue moving the project forward and improving its economics.

The PA's economic evaluation shows the Cumulative Net Cash Flow (CNCF) for the project is highly sensitive to copper grades and previous drill results in the adjacent Sulfato South copper mineralized zone indicates that with a minimal infill drilling program a higher grade copper resource can be achieved. It is the company's intention to add this additional value before partnering or selling the project in the future.

George Sookochoff, President & CEO of PBX, states, "With the delivery of AMEC's Preliminary Assessment Report the company has achieved a significant milestone in moving the Copaquire Copper Moly project towards production. The PA recognizes that even though the project has considerable value at today's prices there still remains a significant upside economic potential with the possible addition of rhenium from within the existing deposit and higher grade copper from the surrounding Sulfato copper porphyry. "

"The PA now shows the Copaquire as having the potential to stand on its own as a mining operation with a projected mine life of 24 years and this is achieved with utilizing material from only 15% (surface area) of the entire Sulfato copper mineralized zone. As we make plans for our 2010 drill program in the Sulfato copper mineralized zone we are already responding to enquiries from a number of mining related companies who now recognize the potential of the Copaquire project to become a copper-molybdenum mine. "

<u>AMEC QUALIFIED PERSONS:</u>

AMEC's Qualified Persons responsible for the preparation of this Report includes:

Aldo Vasquez, MAusIMM, Senior Geologist, Rodrigo Marinho, CPG, Principal Geologist; Gregory Wortman, PEO, Technical Director, Process for AMEC Mining and Metals; Francisco Labbé, Senior Mining Engineer; Emmanuel Henry, Principal Geostatistician, CP AusIMM, Consulting Group Manager for AMEC.

The AMEC's personnel that provided input and review include: Tony Maycock, Project Director; Juan Carlos Molina, Principal Engineer and Project Manager; Greg Gosson, Technical Director (Peer Review); Graham Wood, Technical Director (Peer Review) and Kirk Hanson, Principal Engineer (Peer Review). Additional professional support was provided by Albert Chong, Senior Geologist; Francisco Castillo, Mining Engineer and Manuel Aros, Mining Engineer.

<u>PBX QUALIFIED PERSON:</u>

Victor Jaramillo M.Sc.A., P.Geo. a qualified person under National Instrument 43-101 has reviewed and approved the technical disclosure in this news release.

ABOUT COPAQUIRE:

The property hosts a large porphyry copper-molybdenum system located in the productive Chilean porphyry belt (Domeyko fault system) of northern Chile that includes 30 porphyry Cu-Mo deposits and prospects with the largest copper concentration in the world. Nearby mines include Teck Resources Quebrada Blanca mine (9km SE), (1 billion tonnes at 0.6% oxide copper and 1 billion tonnes of 0.5% sulphide copper with 0.02% Molybdenum) and Xstrata/Anglo American's Collahuasi mine (15km E) (mineable reserve; 5.2 billion tonnes at 0.8% copper and 0.02% molybdenum).

The area of immediate interest is the Sulfato copper mineralized zone 1.5 by 3 kilometres in size. The south end (Cerro Moly) contains a higher grade molybdenum-copper bulk tonnage porphyry deposit (PA). The top 200 metres of this area (exposed as a hill) (Sulfato South) is more copper rich and somewhat lower in molybdenum. Sulfato North is part of the same system but about 1/2 km farther north and about 200 metres higher topographically. This is the more copper rich level of the system which has been converted from primary copper to secondary (leachable) copper by groundwater action. "*With most Chilean porphyry systems the richest copper ores commonly underlie partially leached, oxidized rocks forming irregular blankets containing supergene copper sulphides*". "The Geology of Chile" Published by The Geological Society of London.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

The Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative, geologically, to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that the conclusions reached in the Preliminary Assessment will be realized.

This press release contains "forward looking statements" which are subject to risks, both known and unknown, which may affect the outcome of such forward looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks.



#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX President & CEO Appears on resourceINTELLIGENCE TV

December 03, 2009

VANCOUVER, B.C.– International PBX Ventures is pleased to announce that President and CEO George Sookochoff recently appeared on the latest episode of resourceINTELLIGENCE TV, in a segment called NEWSMAKERS. Mr. Sookochoff discussed the Company's progress at the company's Copaquire copper-molybdenum project in Chile, as well as the Company's other projects in Chile, outlined the nature of the Copaquire deposit and how the Company intends to advance it to the next level.

Mr. Sookochoff also appeared on the segment of the program called The Core Question where he and the program's other guests addressed the question, "Should the federal government more aggressively create incentives for investors to invest in exploration and development companies?"

Click the link below to watch PBX's segment on resourceINTELLIGENCE TV.

http://www.resourceintelligence.net/episode-3-part-4-international-pbx-george-sookochoff/4399

About ResourceINTELLIGENCE TV:

ResourceINTELLIGENCE TV (www.resourceintelligence.net) is a monthly web-based program that features some of the brightest minds in the resource investment sector. Each episode features interviews with prominent mining and exploration analysts. This month, International PBX was featured along with Bart Melek, a capital markets global strategist with BMO, Canada's fourth largest bank. Click here to watch Bart Melek's explain why copper is the most promising metal for investors.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


PBX
International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

International PBX Ventures Completes Preliminary Assessment on Its Copaquire Copper-Molybdenum-Rhenium Project in Chile

November 02, 2009

VANCOUVER, B.C.– International PBX Ventures Ltd. (the "Company") (TSX.V:PBX) is pleased to announce the completion of a positive, independent Preliminary Assessment ("PA") for the Company's copper-molybdenum-rhenium Copaquire property located in Region I, Chile. The Study entitled "Preliminary Assessment on the Copaquire Project, Region I, Chile", will be filed on SEDAR within 45 days and available at the same time for viewing on the company's website www.internationalpbx.com.

The National Instrument 43-101 ("NI 43-101") compliant study was completed by AMEC International (Chile) S.A ("AMEC") and prepared under the supervision of Mr. Tony Maycock, P.Eng. of AMEC. The study utilized resource estimates from the Cerro Moly area made by Mr. Eduardo R. Videla, in the NI 43-101 compliant resource estimate report that was delivered to the Company in May 2009 (see sedar.com for the full report). Inferred mineral resources were included in the study. Mr. Maycock and Mr. Videla are both qualified persons as that term is defined under NI 43-101.

The purpose of the scoping level study is to provide preliminary mine plans for an optimized selected option which included mining and metallurgical plant designs, capital costs, operating costs and financial evaluation. The scope of work includes mine, waste dump, metallurgical plant, infrastructure and ancillary facilities, power and water supply, tailings pipeline and tailings dam.

The resources at Copaquire will be mined by open-pit. AMEC has developed an ultimate pit and a scoping level production plan to process 36,000 tonnes of mill feed per day.

The plant design is a conventional process including primary crushing, SAG/ball mill grinding with pebble crushing and two concentration circuits, copper-molybdenum flotation followed by molybdenum flotation, to produce molybdenum and copper concentrates. The expected recovery in collective flotation is 85% for copper and molybdenum at a P80 of 150 microns and a copper grade of 25%. In the molybdenum circuit the molybdenum concentrate grade is expected to be 50%. The global molybdenum recovery is expected to be 70%. The final copper concentrate grade is expected to be between 26% and 30%.

The copper concentrate is thickened, filtered and trucked to a port or a local smelter. The molybdenum concentrate is thickened, filtered, dried and packed into drums for transportation to a refinery.

The PA suggests a mine capable of producing approximately 785.4 million lbs of copper and 166.4 million lbs of molybdenum over a 24-year mine life at an operating cost of $7.15 US$/t.

The capital cost of the project is estimated to be US$ 774.4 million including a 20% contingency of US$ 129.0 million.

The metal prices used for the base case are US $2.00 per pound copper and US $11.50 per pound molybdenum. At the base case prices the resulting cumulative net cash flow value is $69.1 million. To demonstrate the price sensitivity the study further provides other case scenarios based on copper/molybdenum prices as presented below:

Commodity	prices US$ /lb		
Copper	2.00	2.80	3.00
Molybdenum	11.50	14.00	20.00
Parameter	(US$ millions)		
Cumulative Net Cash Flow (CNCF)	69.1	886.7	1,788.0
Net Present Value @5%	-256.0	118.7	505.2
Net Present Value @8%	-306.4	-21.6	267.7

Note: See cautionary notes regarding Preliminary Assessment and forward-looking information at end of news release.

While the base case economics produce a positive Cumulative Net Cash Flow (CNCF) of US$69.1 million, the significant economic value of this deposit is clearly demonstrated when using today's commodity market prices (approximately US $3.00 per pound copper; approximately US $14.00 per pound molybdenum), which generates a CNCF of US$1,009.2 million.

AMEC recommends various ways to continue moving the project forward and improving the project economics by:

1. Additional drilling to be carried out in the surrounding Sulfato copper porphyry area directed to increasing the copper resources.
2. Metallurgical testing has shown that the deposit mineralization contains rhenium. It is recommended that all available samples be analyzed for this element and that future metallurgical testing evaluate the potential for its recovery.
3. Evaluate the possibility of design simplification at lower capital cost
4. Re-evaluate the resource model at higher cut-off grades to determine if improved economic results can be obtained.
5. Carry out an infill drilling campaign to improve the resources quality.
6. Investigate the possibility of a long term advance sales agreement at higher copper and molybdenum prices.

In view of AMEC's recommendation PBX has initiated the following plans.

1. *Additional drilling be carried out in the surrounding Sulfato copper porphyry copper area directed to increasing the copper resources:*
   As the resource and subsequent PA has focused entirely on the Cerro Moly zone which comprises of a surface area of only 25% of the entire Sulfato copper-moly porphyry system, the company is planning for an infill-drill program in the Sulfato South zone which is immediately adjacent to the Cerro Moly deposit. Results from previous drilling in this area suggests that this area could potentially add substantial higher grade tonnage to the overall resource which could have a significant positive impact on the economics of the project.

2. *Include rhenium in future economic evaluations:*
   As assaying for rhenium started in the latter part of the drill program earlier drill samples were not assayed for rhenium. Over 1,700 drill samples have now been sent to ALS laboratories in La Serena, Chile for re-analysis of rhenium. Metallurgical testing will evaluate the potential recovery levels and the results will be included in a future updated PA. The current price of rhenium is approximately US $2,600 per pound and future potential rhenium credits could have a significant positive impact on the economics of the project.

3. *Design simplification at lower capital cost:*
   The Company has initiated studies to significantly reduce the initial capital investment required. Also alternative processing methods are being studied. One such process utilises Hydrometallurgical technology which produces on site a more refined and higher quality end product such as Molybdenum Trioxide (high purity) as opposed to a Molybdenum concentrate, Copper Sulfate (or copper cement) as opposed to a Copper concentrate and Ammonium Perrhenate (the most common form in which rhenium is traded) or Metallic Rhenium.

George Sookochoff, President & CEO of PBX, states, "I am very pleased with the results of the PA as it recognizes that even though the project has considerable value at today's prices there still remains a significant upside economic potential with the possible addition of rhenium from within the existing deposit and higher grade copper from the surrounding copper porphyry. "

"With the completion of the PA we now have available to us a number of options for continuing to move the project forward. With the "stand-alone" option whereby we continue to progress towards mine development, the PA provides for the first time a preliminary assessment of the project which in turn provides us with a basis for discussions with potential strategic partners. As another option we are pursuing the potential synergies which exist between the Copaquire project and the producing mines in the immediate vicinity."

The Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative, geologically, to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the conclusions reached in the Preliminary Assessment will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

This press release contains "forward looking statements" which are subject to risks, both known and unknown, which may affect the outcome of such forward looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Click here to view accompanying map to this news release

FILE NO.
82-2635

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2010 AND 2009

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2010 AND 2009

	2010 $	2009 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	671,835	1,082,298
Marketable securities	46,703	41,760
Amounts receivable	14,073	6,468
Amounts receivable from related parties [Note 10[d]]	1,213	1,213
Prepaid expenses and deposits	17,070	13,207
	750,894	1,144,946
EQUIPMENT [Note 3]	38,921	42,242
MINERAL PROPERTIES [Note 4]	15,684,369	15,483,742
	16,474,184	16,670,930
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	48,443	66,597
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	32,722,400	32,722,400
SHARE SUBSCRIPTION [Note 5[a]]	272,985	-
CONTRIBUTED SURPLUS [Note 9]	2,337,555	2,329,763
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 6]	(170,297)	(175,240)
DEFICIT	(18,736,903)	(18,272,590)
	16,425,740	16,604,333
	16,474,184	16,670,930

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	2010 $	2009 $
ADMINISTRATIVE EXPENSES		
Administration fees [Note 11[a]]	69,882	61,695
Amortization	3,321	5,960
Bank charges	1,170	791
Foreign exchange (gain) loss	(1,078)	505
Investor relations [Note 11[b]]	46,701	1,337
Office and miscellaneous	66,725	59,207
Other exploration expense	76,694	87,273
Professional fees [Note 11[c][d]]	103,559	81,138
Stock based compensation	7,793	-
Transfer agent and regulatory	8,993	7,297
Travel, promotion and mining shows	81,656	18,049
	465,417	323,253
Net operating loss before other items	(465,417)	(323,253)
OTHER ITEMS		
Interest income	1,104	1,625
	1,104	1,625
NET LOSS FOR THE PERIOD	(464,313)	(321,628)
DEFICIT - BEGINNING OF PERIOD	(18,272,590)	(17,410,881)
DEFICIT - END OF PERIOD	(18,736,903)	(17,732,509)
Net Loss Per Share – Basic and Diluted	$ (0.00)	$ (0.00)
Weighted Average Shares Outstanding	77,109,815	77,109,815

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	2010 $	2009 $
Net loss	(464,313)	(321,628)
Unrealized loss on available-for-sale investments	4,943	2,940
Comprehensive loss	(459,370)	(318,688)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	2010 $	2009 $
OPERATING ACTIVITIES		
Net loss for the year	(464,313)	(321,628)
Less items not affecting cash		
Amortization	3,321	5,960
Stock based compensation expense	7,792	–
Change in non-cash components of working capital		
Amounts receivable from related parties	–	(328)
Amounts receivable	(7,605)	(3,098)
Prepaid expenses and deposits	(3,863)	12,361
Accounts payable and accrued liabilities	(18,154)	(8,215)
NET CASH USED BY OPERATING ACTIVITIES	(482,820)	(314,948)
INVESTING ACTIVITIES		
Acquisition of and expenditures on mineral properties	(200,627)	(94,769)
Acquisition of equipment (net of disposals)	–	(2,223)
NET CASH USED BY INVESTING ACTIVITIES	(200,627)	(96,992)
FINANCING ACTIVITIES		
Share subscription	272,985	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	272,985	–
INCREASE (DECREASE) IN CASH	(410,462)	(411,940)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	1,082,298	2,251,997
CASH AND CASH EQUIVALENTS – END OF PERIOD	671,836	1,840,057
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	–	–
Share issuance costs	–	–
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at March 31, 2010, the Company has working capital of $702,450 but has incurred significant losses since inception totalling $18,736,903. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copaquire Mining Inc., Copa Holdings Inc., Tabaco Mining Inc., Tabco Holdings Inc., Verna Explorations Ltd., and Verna Holdings Ltd. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at March 31, 2010. As at March 31, 2010 the fair market value of the securities held was $46,703 (2009 - $41,760).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at March 31, 2010, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the period ended March 31, 2010 and 2009, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and has no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2010 Net Book Value $	2009 Net Book Value $
Automotive	31,869	29,820	2,049	4,279
Field equipment	23,826	14,392	9,434	11,637
Furniture and office equipment	97,659	70,221	27,439	37,486
	153,354	114,434	38,921	53,402

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tierra de Oro	Total
Balance December 31, 2008	10,428,518	649,039	4,033,929	15,111,487
Acquisition and staking	45,402	36,944	73,801	156,147
Exploration				
Field costs	12,463	–	955	13,418
Project management	201,260	–	976	202,236
Other	–	454	–	454
Exploration and related costs 2009	259,125	37,398	75,732	372,255
Balance December 31, 2009	10,687,641	686,437	4,109,665	15,483,742
Acquisition and staking	14,593	28,643	42,486	85,722
Exploration				
Drilling	9,135	–	–	9,135
Field costs	99,238	–	–	99,238
Project management	6,533	–	–	6,533
Exploration and related costs 2010	129,498	28,643	42,486	200,627
Balance March 31, 2010	10,817,139	715,080	4,152,151	15,684,370

4. MINERAL PROPERTIES (continued)

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company fulfilled its commitment under the agreement during 2008 and owns 100% (1,473 hectares) of the claims, subject to a 2% Net Smelter Royalty (NSR) for total costs of US$2,100,000 in cash and a US$2,000,000 in work commitments.

During 2009, the Company staked additional 2,100 hectares exploration claims located 8 kms west of its Copaquire claims.

As at March 31, 2010, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company owns 100% of fourteen exploitation claims covering 3,170 hectares. During fiscal 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

[c] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 5,758 hectares in Region III, Chile.

[d] Other properties

During the period ended March 31, 2010 the Company incurred a total of $76,694 (2009 - $87,273) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,009 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

During the period ended March 31, 2010, the Company charged related maintenance costs of $22,202 (2009 - $22,781) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,028 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

During the period ended March 31, 2010, the Company charged related maintenance costs of $44,478 (2009 - $45,638) to other exploration expense.

4. MINERAL PROPERTIES (continued)

[d] Other properties (continued)

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 871 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

During the period ended March 31, 2010, the Company charged related maintenance costs of $6,464 (2009 - $6,632) to other exploration expense.

[iv] Tabaco, Chile

The Company holds 100% interest in its remaining Tabaco claims (300 hectares) and maintains its Tabaco mining properties in good standing. Further in fiscal 2008, the Company staked two exploitation (400 hectares) concessions which are 100% owned by the Company.

During the period ended March 31, 2010, the Company charged related maintenance costs of $3,394 (2009 - $4,346) to other exploration expense.

[v] Other Exploration, Chile

During the period ended March 31, 2010, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $156 (2009 - $1,030) to operations.

5. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2008, 2009 and March 31, 2010	77,109,815	32,722,400

During fiscal 2009 and the period ended March 31, 2010, no additional shares were issued by the Company.

6. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2008		(188,180)
Other comprehensive gain		12,940
Balance as at December 31, 2009		(175,240)
Other comprehensive gain		4,943
Balance as at March 31, 2010	$	(170,297)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2008	6,850,000	0.50
Expired	(2,500,000)	0.43
Re-priced	4,350,000	0.10
Granted	1,700,000	0.10
Outstanding, December 31, 2009	6,050,000	0.10
Granted	400,000	0.13
Outstanding, March 31, 2010	6,450,000	0.10

During the period ended March 31, 2010 the Company granted options to investor relations consultants to purchase up to 400,000 (2009 - Nil) shares of the Company at $0.13 per share. The fair value of the stock-based compensation from vested options recognized during the period ended March 31, 2010 attributed to the stock option grant was $7,793 (2009 - $Nil) as determined using the Black Scholes Option Pricing model with the following weighted average assumptions.

	2010
Expected volatility	168%
Expected life of options (in years)	1 yr
Risk free interest rate	0.71%
Expected dividend yield	0%

The weighted average fair value of the options granted during the period was $0.13 (2009 - $Nil).

7. STOCK OPTIONS (continues)

As at March 31, 2010, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of Options	Weighted average Remaining Contractual Life (years)	Weighted Average Exercise Price $
0.10	700,000	0.09	
0.10	1,200,000	0.47	
0.10	2,450,000	1.46	
0.10	1,700,000	4.18	
0.13	100,000	0.77	
0.10	6,450,000	1.80	0.10

Stock options outstanding as at March 31, 2010 expire between May 2, 2010 and June 4, 2014.

8. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2008	2,222,527
Fair value of stock options granted and vested	42,829
Fair value of stock options re-priced	64,407
Balance, December 31, 2009	2,329,763
Fair value of stock options granted and vested	7,793
Balance, December 31, 2009	2,337,555

9. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended March 31, 2010 and 2009, the Company incurred in the following related party transactions:

[a] The Company incurred administration expenses from directors or companies controlled by directors of $53,022 (2009- $61,035).

[b] The Company incurred accounting expenses from officers or companies controlled by officers of $27,000 (2009 - $27,000).

[c] The Company paid legal fees of $Nil (2009 - $328) on behalf of companies with a common director. The total amount due from these companies is $1,213 (2008 - $5,811).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next two years are as follows:

Year	Commitment $
2010	16,861

11. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

12. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 31.00% (2007: 34.12%):

	Dec.31, 2008	Dec. 31, 2007
Expected income tax benefit computed at statutory rates	$ 1,898,069	$ 706,811
Effect of:		
Amortization	(6,516)	(7,669)
Non-deductible stock based compensation	(31,441)	(240,454)
Miscellaneous	(1,386,994)	21,895
Share issuance costs	51,850	57,068
Change in enacted rates	(126,029)	–
Other	(78,939)	–
Valuation allowance	(320,000)	(537,651)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,960,000 available to offset future taxable income, expiring from 2009 to 2028. As well, the Company has $989,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2009	87,000
2010	517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
	$ 4,960,000

12. INCOME TAXES (Continued)

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Combined statutory tax rate	30.00%	31.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,785,000	$ 1,382,000
Capital loss carry forwards	51,000	23,000
Property and equipment	18,000	15,000
Resource pools	1,750,000	1,808,000
Share issuance costs	125,000	181,000
Valuation allowance	(3,729,000)	(3,409,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

13. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at March 31, 2010, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

14. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at March 31, 2010, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable and amounts receivable from related parties as loans and receivables and its accounts payable as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At March 31, 2010, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 0.70%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

15. SUBSEQUENT EVENTS

a) On April 23, 2010, the Company closed a private placement raising $1,515,500 and issued 7,577,500 Units (7,577,500 common shares and 3,788,750 warrants). Each Unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.30 per share for a period of one year subject to an acceleration event, which shortens the period to 30 days after the Company's stock has traded ten consecutive days at $0.40 or higher.

b) On April 16, 2010, the Company granted 800,000 stock options to consultants for a 12 month term expiring April 16, 2011 at an exercise price of $0.22 per common share.

c) On April 26, 2010, the Company issued 700,000 shares pursuant to the exercise of stock options for total proceeds of $70,000.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the three months period ended March 31, 2010; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the period ended March 31, 2010 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, silver, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of March 31, 2010, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 107 mineral claims totaling 24,909 hectares. These claims make up seven properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to four other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, and Hornitos, but is not pursuing any activity at this time.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is a 100% owned advance staged exploration project of 1473 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2008 exploration programs including geological, geochemical, geophysical surveys and 29,541 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

On June 23, 2009 the Company announced an updated and revised resource estimate. The resource estimate upgrade included all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

The table below presents the estimate of the updated resource of the Copaquire deposit using a 0.03% Mo cut-off, of 184.6 million tonnes of Indicated resources at 0.05% Mo and an additional 114.8 million tonnes of Inferred resources at 0.051% Mo.

Table 0-1: Mineral Resource Statement for Copaquire Deposit using 0.03% Mo Cut-off (Videla, 2009)

Resource Category	Tonnage (Mt)	Mo (%)	Cu (%)	Re (g/t)
Indicated	185	0.050	0.089	0.098
Inferred	114	0.051	0.096	0.075

The updated NI 43-101 standards resource report was authored by Mr. Eduardo Videla, Consulting Geologist, M.Sc. a member of MAusIMM and independent Qualified Persons under JORC and NI 43-101 and has been filed on SEDAR. For more details of the mineralization see NI 43-101 report on the Company's website at www.internationalpbx.com.

On September 8, 2009, the Company staked 2,100 hectares of news claims (Huatacondo claims) 20 miles west of its Copaquire claims. With the staking of the Huatacondo claims the Company secured the necessary area for tailings in preparation of future mining operations.

On November 2, 2009, the Company announced the results of a Preliminary Assessment Study (PA) on its Copaquire Copper-Molybdenum-Rhenium Project in Chile produced by AMEC International (Chile) S.A. The PA is a conceptual study for a standalone mining scenario for the Copaquire copper molybdenum deposit which is one of several scenarios the Company is studying for the development of the Copaquire project. For the purposes of the PA, AMEC constrained the existing resource estimate (Videla, 2009) within a conceptual pit, and restricted the metals of interest to copper and molybdenum.

AMEC developed an order of magnitude study report to analyze the economic viability of Copaquire project. AMEC reports that the resources at Copaquire will be mined by open pit methods and has developed an ultimate pit and an order of magnitude level production plan to process mill feed. AMEC is confident that the mine results can be improved with additional studies to be developed during the next stages of project evaluation.

The PA has focused only on the Cerro Moly area which is a stockwork molybdenum deposit that has formed within a pre-existing larger Sulfato copper porphyry system. The Cerro Moly area comprises of only 15% of the surface area of the entire surrounding Sulfato copper mineralized zone. The Company now plans to continue to develop the larger remaining Sulfato copper zone which previous drilling has indicated contains higher grade copper. The PA's sensitivity analysis shows that additional higher grade copper will contribute significantly to the economics.

Also rhenium content may be a valuable bi- or co-product thereby increasing project revenues. The Company is re-assaying all drill samples which were not previously assayed for rhenium and the results will be added to future updated resource estimates and economics.

The Company is also looking at new technologies to provide more efficient, economical and environmentally friendly methods for copper, molybdenum and rhenium processing. Hydrometallurgical processes may allow the Company to process lower grade material and produce a more refined and higher quality end product on site and thereby significantly increase revenues. The Company strongly believes that due to the global depletion of higher grade copper deposits mining companies must utilize new technology to convert surface deposits into brand new copper resources.

During the three months period ended March 31, 2010, the Company spent $129,498 (2009 - $11,152) on the Copaquire project.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,758 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the three months period ended March 31, 2010, the Company spent $42,486 (2009 - $54,250) on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the three months period ended March 31, 2010, the Company spent $28,643 (2009 - $29,367) on the project.

SELECTED ANNUAL INFORMATION

	2009	2008	2007
Total Revenues	-	-	-
Loss Before Discontinued Operations	(861,709)	(6,122,804)	(2,071,544)
Loss Per Share	(0.01)	(0.08)	(0.03)
Total Net Loss	(861,709)	(6,122,804)	(2,071,544)
Total Net Loss Per Share	(0.01)	(0.08)	(0.03)
Total Assets	16,670,930	17,490,861	24,810,346
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at March 31, 2010, the Company had a positive working capital of $702,451 with current assets of $750,894 and current liabilities of $48,443.

On April 23, 2010, the Company closed a private placement raising $1,515,500 with two tranches and issued 7,577,500 Units (7,577,500 common shares and 3,788,750 warrants). The private placement was oversubscribed by $115,500. Each Unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.30 per share for a period of one year subject to an acceleration event, which shortens the period to 30 days after the Company's stock has traded ten consecutive days at $0.40 or higher. The proceeds will be used for general working capital purposes and to carry out Phase II infill drill program on the Sulfato South mineralized copper zone of the Copaquire copper project located in Chile.

Balance of funds on hand as of May 25, 2010: CAD$1,068,000.

The Company's operations during the three months period ended March 31, 2010, produced a net loss of $464,313 or $0.01 per share compared to a net loss of $321,628 or $0.00 per share for 2009.
The increase of $142,685 in net loss to the previous year's comparative period is mainly attributed to:

1. Administration expense and management fees of $69,882 (2009 – $61,695) represent a $8,187 increase from 2009. The Company increased its Chilean staff due to preparing its infill drill program at the Copaquire property.

2. Investor relations expenses of $46,701 (2009 – $1,337) represent a $45,364 increase from 2009. During the period, the Company retained investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated in previous years.

3. Office expenses of $66,725 (2009 – $59,207) break down as follows:

	2010	2009
Office & misc.	32,507	25,081
Rent	15,864	16,261
Telephone	1,847	1,402
Insurance	16,507	16,463
Total	66,725	59,207

4. Total professional fees of $103,559 (2009 - $81,138) represent a $22,422 increase from 2009, resulting from increased legal fees in relation to the Company's private placement and preparation of the infill drill program.

5. Stock based compensation expenses of $7,793 (2009 – $Nil) represent a $7,793 increase from 2009 related to the Company granting stock options to investor relation consultants.

6. Travel and promotion expense of $81,656 (2009 - $18,049) represent a $63,608 increase from 2009, due to increased travel and promoting activities attending mining shows.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending March 31, 2010:

	2010	2009	2009	2009	2009	2008	2008	2008
	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(464,313)	(168,369)	(177,303)	(194,409)	(321,628)	(259,644)	(516,757)	(4,747,718)
Loss Per Share	(0.01)	(0.002)	(0.002)	(0.002)	(0.004)	(0.00)	(0.01)	(0.06)
Total Net Loss	(464,313)	(168,369)	(177,303)	(194,409)	(321,628)	(259,644)	(516,757)	(4,747,718)
Total Net Loss Per Share	(0.01)	(0.002)	(0.002)	(0.002)	(0.004)	(0.00)	(0.01)	(0.06)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at March 31, 2010, the Company had a positive working capital of $702,451 with current assets of $750,894 and current liabilities of $48,443.
Balance of funds on hand as of May 25, 2010: CAD$1,068,000.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the three months period ended March 31, 2010, transactions and balances with related parties are as follows:

	2010	**2009**
Administration fees paid to companies controlled by directors	53,022	61,035
Accounting fees paid to a company controlled by an officer	27,000	27,000
Legal fees on behalf of companies related by a common director	-	328

INVESTOR RELATIONS

In January 2010, the Company entered into a four months investor relation services agreement with Ed Baer, Toronto. Under the agreement the Company paid a monthly fee of $8,500 and granted 400,000 stock options exercisable at $0.13 for a period of 12 months.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its interim Financial Statements for the three months period ended March 31, 2010 and 2009, as well as in the audited Financial Statements for the year ended December 31, 2009 and 2008, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at May 25, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	85,387,315		
Common shares issuable on exercise:			
Stock options	1,700,000	$0.10	June 4, 2014
Stock options	1,200,000	$0.10	September 20, 2010
Stock options	700,000	$0.10	May 2,2010
Stock options	2,450,000	$0.10	September 15, 2011
Stock options	400,000	$0.13	January 6, 2011
Stock options	800,000	$0.22	April 16, 2011
Total options	**7,250,000**		
Common shares issuable on exercise:			
Warrants	2,580,000	$0.30	April 14, 2011
Warrants	1,208,750	$0.30	April 24, 2011

On February 22, 2010, the Company announced a private placement of 7,000,000 units at $0.20 per unit. Each unit is comprised of one common share and one half of a share purchase warrant. Each full warrant entitles the holder to purchase one common share at $0.30 per share. The warrants expire twelve months after closing the private placement or 30 days after the company's notice to warrant holders in case that company's stock trades ten consecutive days at $0.40 or higher ("Acceleration Event").

On April 13, 2010, the Company closed its first tranche of the private placement issuing 5,160,000 shares and 2,580,000 warrants expiring April 13, 2011. On April 23, 2010, the Company closed its second tranche of the private placement issuing 2,417,500 shares and 1,208,750 warrants expiring April 24, 2011.

On April 26, 2010, the Company issued 700,000 common shares pursuant to the exercise of 700,000 stock options at $0.10 per share for gross proceeds of $70,000.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 ('adoption date') with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

The Company identified and reviewed the following the four main areas where changes may have a material impact on its financial accounting: a) Stock-based compensation expense, b) Business Combinations, c) Accounting for mining assets and impairment, and d) Cumulative foreign currency translation differences.

Results of a review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company are as follows,

a) Share-based Payment: As a first-time adopter, the Company may elect to not apply IFRS 2 retrospectively to equity instruments that were granted on or before November 7, 2002 and is also not required to apply IFRS 2 to equity instruments that were granted after November 7, 2002 that vested before date of transition to IFRS (January 1, 2010). The Company concluded that no material change is to be expected of stock-based expenses under IFRS.

b) Business Combinations: IFRS 1 allows an exemption to first-time adopter from retrospective application in case of business combinations that occurred before the date of transition to IFRS. In other words, under IFRS 1 an entity may elect to use previous GAAP accounting relating to such business combination. The Company concluded that no material change is to be expected of its previous business combination accounting under IFRS.

c) Accounting for mining assets and impairment: IFRS 6 applies to the Company's mining assets. The Company's current accounting policy of "full cost" method is permitted. IFRS 6 requires the Company to assess its mining assets for impairment when facts and circumstances suggest that the carrying amount exceeds its recoverable amount. Only then is an impairment test required to be performed in accordance with IAS 36. The Company concluded that no significant changes are expected to the accounting of the Company's mining assets.

d) Accounting for cumulative translation differences: A first-time adopter is exempted from the transfer of cumulative translation differences that existed on the date of transition to IFRS. If it uses this exemption, the cumulative translation difference for all foreign operations would be deemed to be zero at the date of transition to IFRS, and the gain or loss on subsequent disposal of any foreign operation should exclude translation differences that arose before the date of transition to IFRS but should include all subsequent translation differences. The Company concluded that any cumulative translation difference that exists on January 1, 2010 will be eliminated and retained earnings will be adjusted by the same amount.

The adoption date of January 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and the period ended March 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal controls over financial reporting during the Company's three months period ended March 31, 2010 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended March 31, 2010. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its current drill program to further develop the Sulfato South copper zone within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next three quarters.

DIRECTORS	**OFFICERS**	**AUDIT COMMITTEE**
Gary Medford	George Sookochoff, CEO & President	Gary Medford
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		

On Behalf of the Board,
George Sookochoff, CEO & President

May 25, 2010

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2009 and the consolidated statements of operations comprehensive loss and deficit, and of cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 26, 2009

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

	September 30, 2009 $	December 31, 2008 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,327,447	2,251,997
Marketable securities	44,700	28,820
Amounts receivable	22,762	6,364
Amounts receivable from related parties [Note 10[d]]	6,794	5,483
Prepaid expenses and deposits	13,070	29,570
	1,414,773	2,322,234
EQUIPMENT [Note 3]	44,343	57,140
MINERAL PROPERTIES [Note 4]	15,349,121	15,111,487
	16,808,237	17,490,861
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	115,257	144,995
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 9]	2,247,100	2,222,527
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 6]	(172,300)	(188,180)
DEFICIT	(18,104,220)	(17,410,881)
	16,692,980	17,345,866
	16,808,237	17,490,861

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director — *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	**2009**	2008
	$	$	**$**	$
ADMINISTRATIVE EXPENSES				
Administration fees [Note 10[a]]	60,348	140,042	198,077	413,051
Amortization	6,662	2,818	15,008	14,308
Bank charges	825	759	2,325	4,101
Foreign exchange (gain) loss	4,750	9,627	6,016	107,348
Investor relations	8,877	19,740	13,698	123,994
Office and miscellaneous	41,741	83,120	141,526	234,050
Other exploration expense	2,032	96,355	91,544	198,754
Professional fees [Note 10[b][c]]	48,412	50,745	179,848	259,373
Stock-based compensation	-	113,207	24,573	113,207
Transfer agent and regulatory	3,883	4,874	16,477	19,679
Travel, promotion and mining shows	6,474	8,683	26,807	82,709
	184,003	513,970	715,900	1,570,573
Net operating loss before other items	(184,003)	(513,970)	(715,900)	(1,570,573)
OTHER ITEMS				
Impairment of mineral interest	-	11,150	-	4,392,990
Interest income	(6,700)	(8,362)	(22,561)	(100,404)
	(6,700)	2,787	(22,561)	4,292,587
NET LOSS FOR THE PERIOD	(177,303)	(516,757)	(693,339)	(5,863,160)
DEFICIT - BEGINNING OF PERIOD	(17,926,917)	(16,634,480)	(17,410,881)	(11,288,077)
DEFICIT - END OF PERIOD	(18,104,220)	(17,151,237)	(18,104,220)	(17,151,237)
Net Loss Per Share – Basic and Diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.08)
Weighted Average Shares Outstanding	77,109,815	77,109,815	77,109,815	77,109,815

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	2009 $	2008 $
Net loss	(693,339)	(598,685)
Unrealized loss on available-for-sale investments	15,880	(90,276)
Comprehensive loss	(677,459)	(688,961)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Three Months Ended September, 30		Nine Months Ended September, 30	
	2009	2008	**2009**	2008
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss for the year	(177,303)	(516,757)	(693,339)	(5,863,160)
Less items not affecting cash				
Amortization	6,662	2,818	15,008	14,308
Stock-based compensation expense	-	113,207	24,573	113,207
Impairment of mineral interests	-	11,150	-	4,392,990
Change in non-cash components of working capital				
Amounts receivable from related parties	(982)	(1,035)	(1,311)	(1,794)
Amounts receivable	(1,728)	2,849	(16,398)	208,824
Prepaid expenses and deposits	17,339	10,633	16,500	21,054
Accounts payable and accrued liabilities	7,645	(175,637)	(29,738)	(1,126,346)
NET CASH USED BY OPERATING ACTIVITIES	(148,366)	(552,772)	(684,705)	(2,240,916)
INVESTING ACTIVITIES				
Acquisition of and expenditures on mineral properties	(126,270)	(808,879)	(237,633)	(3,222,109)
Acquisition of equipment (net of disposals)	15	(160)	(2,212)	(13,148)
NET CASH USED BY INVESTING ACTIVITIES	(126,255)	(809,040)	(239,845)	(3,235,257)
FINANCING ACTIVITIES				
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-	-	-
INCREASE (DECREASE) IN CASH	(274,621)	(1,361,812)	(924,550)	(5,476,174)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	1,602,068	3,901,821	2,251,997	8,016,183
CASH AND CASH EQUIVALENTS – END OF PERIOD	1,327,447	2,540,009	1,327,447	2,540,009
NON-CASH FINANCING AND INVESTING ACTIVITIES				
Mineral property option proceeds	–	–	–	–
Share issuance costs	–	–	–	–
SUPPLEMENTAL DISCLOSURES				
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at September 30, 2009, the Company has working capital of $1,299,516 but has incurred significant losses since inception totalling $18,104,220. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at September 30, 2009. As at September 30, 2009 the fair market value of the securities held was $44,700 (2008 - $28,820).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at September 30, 2009, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the period ended September 30, 2009 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and have no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2009 Net Book Value $	2008 Net Book Value $
Automotive	31,869	28,800	3,069	4,086
Field equipment	23,826	13,519	10,307	15,229
Furniture and office equipment	95,109	64,142	30,967	37,825
	150,804	106,461	44,343	57,140

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	1,083,741	30,822	31,011	40,980	–	1,186,554
Exploration						
Drilling	321,737	–	129,474	585,818	–	1,037,029
Field costs	396,092	58,389	42,940	342,755	–	840,175
Project management	64,301	407	21,388	1,499	–	87,595
Other	8,000	10,502	23,970	3,929	–	46,400
Exploration and related costs 2008	1,873,870	100,120	248,783	974,979	–	3,197,753
Impairment of mineral property costs	–	–	(4,336,584)	–	–	(4,336,584)
	–	–	(4,336,584)	–	–	(4,336,584)
Balance December 31, 2008	10,428,518	649,039	–	4,033,929	–	15,111,487
Acquisition and staking	11,089	34,579	–	73,779	–	119,447
Exploration						
Field costs	12,459	–	–	950	–	13,408
Project management	103,802	–	–	976	–	104,778
Exploration and related costs 2009	127,350	34,579	–	75,705	–	237,634
Balance September 30, 2009	10,555,868	683,618	–	4,109,635	–	15,349,121

4. MINERAL PROPERTIES (continued)

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company fulfilled its commitment under the agreement during 2008 and owns 100% of the claims, subject to a 2% Net Smelter Royalty (NSR) for total costs of US$2,100,000 in cash and a US$2,000,000 in work commitments over a four year period.

As at September 30, 2009, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

As at September 30, 2009, the Company owns 100% of the claims.

[c] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

4. MINERAL PROPERTIES (continued)

[d] Other properties

During the period ended September 30, 2009, the Company incurred a total of $89,513 (2008 - $102,399) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $22,652 (2008 - $47,518) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $45,379 (2008 - $92,660) to other exploration expense.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $6,613 (2008 - $20,794) to other exploration expense.

[iv] Tabaco, Chile

During fiscal 2008, the Company terminated an option agreement entered into during fiscal 2002 to purchase the Tabaco Prospect claims. The Company, however, continues to hold 100% interest in its remaining Tabaco claims and maintains its Tabaco mining properties in good standing. Further during fiscal 2008, the Company has staked three exploitation (500 hectares) concessions which are 100% owned by the Company. During the period ended September 30, 2009, the Company charged $12,504 (2008 - $Nil) of related maintenance costs to other exploration expense.

[iv] Other Exploration, Chile

During the period ended September 30, 2009, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $4,396 (2008 - $20,352) to operations.

5. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2007, 2008 and September 30, 2009	77,109,815	32,722,400

During fiscal 2008 and the period ended September 30, 2009, no additional shares were issued by the Company.

6. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2007		9,432
Other comprehensive loss		(197,612)
Balance as at December 31, 2008		(188,180)
Other comprehensive gain		15,880
Balance as at September 31, 2009	$	(172,300)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(350,000)	0.57
Expired	(1,200,000)	0.60
Outstanding, December 31, 2008	6,850,000	0.50
Granted	1,700,000	0.10
Expired	(2,500,000)	0.75
Outstanding, September 30, 2009	6,050,000	0.28

During the period ended September 30, 2009, the Company reduced the exercise price of 4,350,000 previously granted stock options with exercise prices ranging from $0.25 to $0.70 to an exercise price of $0.10 per common share, of which 3,700,000 are subject to shareholder's approval.

As at September 30, 2009, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.10	6,050,000	2.37	
	6,050,000	2.37	2.37

Stock options outstanding as at September 30, 2009 expire between May 2, 2010 and June 4, 2014.

7. STOCK OPTIONS (continued)

During the period ended September 30, 2009 stock-based compensation of $24,753 (2008 - $113,207) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009
Expected volatility	67%
Expected life of options (in years)	5 yrs
Risk free interest rate	2.10%
Expected dividend yield	0%

The weighted average fair value of the options granted during the period was $0.15 (2008 - $Nil).

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2007	21,312,501	0.73
Expired	(870,000)	1.00
Balance, December 31, 2008	20,442,501	0.72
Expired	(20,442,501)	0.72
Balance, September 30, 2009	-	-

As at September 30, 2009, there are no share purchase warrants outstanding.

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2007	2,121,103
Fair value of stock options granted and vested	101,424
Balance, December 31, 2008	2,222,527
Fair value of stock options granted and vested	24,573
Balance, September 30, 2009	2,247,100

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended September 30, 2009 and 2008, the Company incurred in the following related party transactions:

[a] The Company incurred administration expenses from directors or companies controlled by directors of $171,996 (2008- $263,500).

[b] The Company incurred accounting expenses from officers or companies controlled by officers of $81,000 (2008 - $81,000).

[c] The Company paid legal fees of $1,310 (2008 - $1,794) on behalf of companies with a common director. The total amount due from these companies is $6,794 (Dec.31, 2008 - $5,483).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next twelve months are as follows:

Year	Commitment $
2009	16,861
2010	33,722

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 31.00% (2007: 34.12%):

	Dec.31, 2008	Dec. 31, 2007
Expected income tax benefit computed at statutory rates	$ 1,898,069	$ 706,811
Effect of:		
Amortization	(6,516)	(7,669)
Non-deductible stock based compensation	(31,441)	(240,454)
Miscellaneous	(1,386,994)	21,895
Share issuance costs	51,850	57,068
Change in enacted rates	(126,029)	–
Other	(78,939)	–
Valuation allowance	(320,000)	(537,651)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,960,000 available to offset future taxable income, expiring from 2009 to 2028. As well, the Company has $989,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2009	87,000
2010	517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
	$ 4,960,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Combined statutory tax rate	30.00%	31.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,785,000	$ 1,382,000
Capital loss carry forwards	51,000	23,000
Property and equipment	18,000	15,000
Resource pools	1,750,000	1,808,000
Share issuance costs	125,000	181,000
Valuation allowance	(3,729,000)	(3,409,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its shareholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at September 30, 2009, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

15. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at September 30, 2009, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable and amounts receivable from related parties as loans and receivables and its accounts payable as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

15. FINANCIAL INSTRUMENTS AND RISK (continued)

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At September 30, 2009, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 1.950%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the nine months period ended September 30, 2009; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the nine months period ended September 30, 2009 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.
The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.
The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of September 30, 2009, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 100 mineral claims totaling 22,814 hectares. These claims make up seven properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to four other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, and Hornitos, but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot. After a property visit in February 2009, the Company reprocessed all recently acquired geophysical ground magnetic intensity data (348 line km) using new analytical methods and highlighted several new strong magnetic anomalies untested in the Palo Negro – Hornitos area.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is a 100% owned advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2008 exploration programs including geological, geochemical, geophysical surveys and 29,541 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

On June 23, 2009 the company announced an updated and revised resource estimate. The resource estimate upgrade included all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

The table below presents the estimate of the updated resource of the Copaquire deposit using a 0.03% Mo cut-off, of 184.6 million tonnes of Indicated resources at 0.05% Mo and an additional 114.8 million tonnes of Inferred resources at 0.051% Mo.

Table 0-1: Mineral Resource Statement for Copaquire Deposit using 0.03% Mo Cut-off (Videla, 2009)

Resource Category	Tonnage (Mt)	Mo (%)	Cu (%)	Re (g/t)
Indicated	185	0.050	0.089	0.098
Inferred	114	0.051	0.096	0.075

The updated NI 43-101 standards resource report was authored by Mr. Eduardo Videla, Consulting Geologist, M.Sc. a member of MAusIMM and independent Qualified Persons under JORC and NI 43-101 and has been filed on SEDAR. For more details of the mineralization see NI 43-101 report on the company's website at www.internationalpbx.com.

In November 02, 2009 the company announced the results of a Preliminary Assessment Study (PA) on its Copaquire Copper-Molybdenum-Rhenium Project in Chile produced by AMEC International (Chile) S.A. The PA is a conceptual study for a standalone mining scenario for the Copaquire copper molybdenum deposit which is one of several scenarios the company is studying for the development of the Copaquire project. For the purposes of the PA, AMEC constrained the existing resource estimate (Videla, 2009) within a conceptual pit, and restricted the metals of interest to copper and molybdenum.

AMEC developed an order of magnitude study report to analyze the economic viability of Copaquire project. AMEC reports that the resources at Copaquire will be mined by open pit methods and has developed an ultimate pit and an order of magnitude level production plan to process mill feed. AMEC is confident that the mine results can be improved with additional studies to be developed during the next stages of project evaluation.

The PA has focused only on the Cerro Moly area which is a stockwork molybdenum deposit that has formed within a pre-existing larger Sulfato copper porphyry system. The Cerro Moly area comprises of only 15% of the surface area of the entire surrounding Sulfato copper mineralized zone. The company now plans to continue to develop the larger remaining Sulfato copper zone which previous drilling has indicated contains higher grade copper. The PA's sensitivity analysis shows that additional higher grade copper will contribute significantly to the economics.

Also rhenium content may be a valuable bi- or co-product thereby increasing project revenues. The company is re-assaying all drill samples which were not previously assayed for rhenium and the results will be added to future updated resource estimates and economics.

The company is also looking at new technologies to provide more efficient, economical and environmentally friendly methods for copper, molybdenum and rhenium processing. Hydrometallurgical processes may allow the company to process lower grade material and produce a more refined and higher quality end product on site and thereby significantly increase revenues. The company strongly believes that due to the depletion of higher grade copper deposits mining companies must utilize new technology to convert lower-grade surface deposits into brand new copper resources.

During the nine months period ended September 30, 2009, the Company spent $127,350 on the Copaquire project.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,856 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the nine months period ended September 30, 2009, the Company spent $75,705 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the nine months period ended September 30, 2009, the Company spent $34,579 on the project.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 ('adoption date') with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed. A review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company is in progress. Any changes required to systems and controls will be identified as the project progresses. The adoption date of January 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal controls over financial reporting during the Company's nine months period ended September 30, 2009 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Total Revenues	-	-	-
Loss Before Discontinued Operations	(6,122,804)	(2,071,544)	(2,227,974)
Loss Per Share	(0.08)	(0.03)	(0.05)
Total Net Loss	(6,122,804)	(2,071,544)	(2,227,974)
Total Net Loss Per Share	(0.08)	(0.03)	(0.05)
Total Assets	17,490,861	24,810,346	11,981,145
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at September 30, 2009, the Company had a positive working capital of $1,299,516 with current assets of $1,414,773and current liabilities of $115,257.
Balance of funds on hand as of November 26, 2009: CAD$1,225,000.

The Company's operations during the period ended September 30, 2009, produced a net loss of $693,339 or $0.01 per share compared to a net loss of $5,863,160 or $0.08 per share for 2008.
The decrease of $5,169,821 in net loss to the previous year's comparative period is mainly attributed to:

1. Administration expense of $198,077 (2008 – $413,051) represent a $214,974 decrease from 2008. The Company downsized its Chilean and Canadian staff due to having finished its drill programs and reacting to any potential impact from the global economic downturn.

2. Investor relations expenses of $13,698 (2008 – $123,994) represent a $110,296 decrease from 2008. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during fiscal 2008.

3. Office expenses of $141,526 (2008 – $234,050) break down as follows:

	2009	2008
Office & misc.	72,343	171,436
Rent	48,063	41,617
Telephone	4,657	4,717
Insurance	16,463	16,280
Total	141,526	234,050

4. Total professional fees of $179,848 (2008 - $259,373) represent a $79,525 decrease from 2008, resulting from lesser auditing fees and reduced legal counsel fees than in the comparative period.

5. Other operating expenses of $91,544 (2008 – $198,754) represent a $107,210 decrease from 2008 related to the Company maintaining four properties in good standing, namely the Tabaco, Hornitos, Palo Negro, and Zulema; management decided to not actively pursue these claims at the present time and allowed for the Naranjos claims to lapse since management considered these claims economically not viable to the Company.

6. Travel and promotion expense of $26,807 (2008 - $82,709) represent a $55,902 decrease from 2008, due to less travel and promoting activities.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending September 30, 2009:

	2009	2009	2009	2008	2008	2008	2008	2007
	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(693,339)	(516,036)	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)
Loss Per Share	(0.01)	(0.007)	(0.00)	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)
Total Net Loss	(693,339)	(516,036)	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)
Total Net Loss Per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at September 30, 2009, the Company had a positive working capital of $1,299,516 with current assets of $1,414,773and current liabilities of $115,257.
Balance of funds on hand as of November 26, 2009: CAD$1,225,000.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the period ended September 30, 2009, transactions and balances with related parties are as follows:

	2009	2008
Administration fees paid to companies controlled by directors	171,996	263,500
Accounting fees paid to a company controlled by an officer	81,000	81,000
Investor relations fees paid to directors or companies controlled by directors of the Company	-	64,000
Legal fees on behalf of companies related by a common director	1,310	1,794

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INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its interim Financial Statements for the nine months period ended September 30, 2009 and 2008, as well as in the audited Financial Statements for the year ended December 31, 2008 and 2007, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at October 30, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	1,700,000	$0.10	June 4, 2014
Stock options	1,200,000	$0.10	September 20, 2010
Stock options	700,000	$0.10	May 2,2010
Stock options	2,450,000	$0.10	September 15, 2011
Total options	**6,050,000**		

On April 20, 2009, 900,000 stock options exercisable at $0.75 expired. On August 25, 2009, 1,100,000 stock options exercisable at $0.50 expired. On September 13, 2009, 500,000 stock options exercisable at $0.60 expired.
The Company held its Annual General Meeting at September 25, 2009; during which the disinterested shareholders approved of all remaining stock options held by insiders of the Company to be re-priced at $0.10 per share.

On April 3, 13,500,000 warrants expired. On April 18, 2009, 1,141,000 warrants expired, and on May 2, 2009, 1,916,501 warrants expired. As at October 30, 2009, there are no warrants outstanding.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 ('adoption date') with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed. A review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company is in progress. Any changes required to systems and controls will be identified as the project progresses. The adoption date of January 1, 2011, will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.
Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.
There were no change in the Company's internal controls over financial reporting during the Company's nine months period ended September 30, 2009 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended September 30, 2009. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	George Sookochoff, CEO & President	George Sookochoff
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		

On Behalf of the Board,
George Sookochoff, CEO & President

November 26, 2009